Offering Memorandum

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

LRF Thoroughbred Fund II, LLC

$500,000 MAXIMUM OFFERING
$100,000 MINIMUM OFFERING

1,000 Units

Offering Price: $500 per Unit
$500 Minimum Investment

REGULATION CROWDFUNDING OFFERING ONLY

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 5-10.

TABLE OF CONTENTS

NOTICE TO INVESTORS

This Offering Statement is furnished solely to prospective investors through the crowdfunding portal available at www.startengine.com and each subdomain thereof (the "Portal") and operated by StartEngine, a Delaware corporation ("StartEngine" or the "Intermediary"), for the sole purpose of evaluating investments in certain securities ("Securities") offered by LRF Thoroughbred Fund II, LLC, a California limited liability company (the "Issuer", the "Company" or the "Fund"). The rights associated with the Securities are governed by the Issuer's Limited Liability Company Operating Agreement (the "Operating Agreement"). The Issuer is seeking to raise a minimum of $100,000 and a maximum of $500,000 through the offer and sale of Securities on the Portal (the "Offering") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933, as amended (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this Offering Statement.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Offering Statement.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

Prospective investors should not construe the contents of this Offering Statement as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make such representation not contained in this Offering Statement. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the Operating Agreement. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Offering Statement constitutes "forward-looking statements" within the meaning of the Securities Act that can be identified by the use of forward looking terminology such as "may," "will"," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe," or the negative or variations thereof. Furthermore, any forecasts or other estimates in this Offering Statement, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results, the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Offering Statement at any time nor any sale hereunder shall under any circumstances create an implication that a statement contained herein is correct as of any time after the earlier of the relevant date specified or the date of this Offering Statement. Although the Issuer believes that in making such forward-looking statements, expectations are based upon reasonable assumptions; such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. The Issuer cannot assure you that the assumptions upon which these statements are based will prove to have been correct. You should read these statements carefully because they discuss the Issuer's expectations about its future performance. Before you invest, you should be aware that the occurrence of any of the contingent factors described under the "RISK FACTORS" section of this Offering Statement could substantially harm the business, results of operations, and the Company's financial condition. Upon the occurrence of any of these events, you could lose all or part of your investment. The Issuer cannot guarantee any future results, levels of activity, performance or achievement. Except as required by law, the Issuer will undertake no obligation to update any of the forward-looking statements in this Offering Statement after the date of this Offering Statement.

SUMMARY OF OFFERING

The following is an executive summary of the Offering. This executive summary is not intended and does not purport to be complete and is qualified in its entirety by reference to the remainder of this Offering Statement and the Limited Liability Company Operating Agreement (the "Operating Agreement").

Issuer	LRF Thoroughbred Fund II, LLC
Entity Type	California limited liability company
Date of Organization	August 30, 2017
Principal Office	5950 Canoga Blvd., Suite 510, Woodland Hills, CA 91367
Types of Securities	Limited liability company membership interests/units
Size of Offering	The Issuer is offering up to 1,000 LLC Units, at an offering price of $500 per Unit, for a maximum aggregate offering price of $500,000, and a minimum aggregate offering price of $100,000. The minimum subscription by an investor is one Unit.
Offering Period	Sixty (60) days from date of activation
Key Personnel	Little Red Feather Management, LLC, Manager William Koch, Managing Partner of Manager Gary Fenton, Managing Partner of Manager
Purpose of Offering	The Issuer will be engaged in the business of owning, racing and selling Thoroughbred horses for its own account. Some of the net proceeds of this Offering will be applied by the Issuer to the purchase of a Thoroughbred horse or horses.
Ownership Percentage Represented by Securities	The ownership percentage of each Unit will be determined by dividing such Unit by the total amount of Units that are issued and outstanding. Therefore, the ownership percentage of a Unit may vary from time to time, due to additional sales of Units. The rights associated with a Unit include an ownership/economic interest, the right to elect or remove the Manager, and the right to information concerning the business and affairs of the Issuer.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and any of its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The Issuer has not had any events in the past that have triggered, or to the best of the knowledge of the Issuer, will trigger disqualification.

RISK FACTORS

INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. IN DETERMINING WHETHER TO PURCHASE UNITS, EACH POTENTIAL INVESTOR SHOULD BE AWARE THAT THERE IS A SUBSTANTIAL RISK THAT HE MAY LOSE SOME OR ALL OF HIS INVESTMENT AND THAT EACH INVESTOR SHOULD BE FINANCIALLY CAPABLE OF BEARING THE RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME. INVESTORS SHOULD SEEK PROFESSIONAL ADVICE REGARDING AN INVESTMENT IN THE COMPANY. THE RISK FACTORS DESCRIBED BELOW SHOULD NOT BE CONSIDERED AN EXHAUSTIVE LISTING OF SUCH RISK FACTORS:

The following is a summary of the major risk factors which the Company believes will affect the Company and its members. The following risk factors should not be considered as an inclusive list of all risk factors inherent in and affecting the proposed business of the Company and this offering.

AN INVESTMENT IN THE COMPANY OFFERS NO ASSURANCE OF ANY ECONOMIC OR TAX BENEFIT AND INVOLVES VARIOUS ELEMENTS OF RISK, ALL OF WHICH SHOULD BE CONSIDERED BEFORE MAKING A DECISION TO INVEST.

1. Nature of the Company's Business; Risks of Thoroughbred Horses. The successful operation of the Company, like any business, is dependent upon the Company's maintenance of satisfactory levels of income and acceptable levels of operating expense. A principal business risk associated with ownership of Thoroughbred horses is the ability of the Company to generate sufficient racing revenue and sales proceeds which, after payment of operating expenses, will yield an acceptable rate of return. Economic or business factors which are beyond the control of the Company may prevent it from operating and generating revenue at a favorable margin. Such factors may include:

a. General economic conditions, such as inflation, recessions, unstable or adverse credit market conditions and other business conditions;

b. Fluctuations in the market for Thoroughbred horses, adverse weather conditions or other conditions or other unfavorable circumstances or events;

c. Increases in operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals (all of which are subject to inflationary pressure and should be expected to increase), to an extent which cannot be matched by increases in revenue;

d. Changes in government regulations, whether or not relating to the Thoroughbred horse racing industry, which may result in additional expenses or reduced revenue from operations.

No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss. This offering, consequently, is directed only to persons who are in a position to accept such risks.

2. Risks of Thoroughbred Racing. The Company will primarily engage directly in Thoroughbred horse racing in a limited number of states. The future success of these activities will depend upon the ability of the Manager to purchase high-quality Thoroughbred horses and to train them using highly-skilled trainers and related personnel. Moreover, Thoroughbred racing is an intensely competitive activity and the Company will be competing with a number of persons who have substantially greater experience and financial resources than Company. There can be no assurance that the Company will be successful in the endeavors.

3. Future Market for Thoroughbred Horses. The Company will attempt to produce substantial revenues from leasing or the selling of Thoroughbred horses. To a large degree, the ability of the Manager to generate such revenues will be dependent upon the condition of the market for Thoroughbred horses. Although management of the Company believes that the average sales price of Thoroughbred horses sold at public auctions has increased significantly in recent years, there can be no assurance that the trend will continue. If the Thoroughbred racing industry suffers a decline or if general economic conditions deteriorate significantly, the average sales price of Thoroughbred horses could level off or decline and, as a result, the Company could suffer substantial decreases in the current fair market values of its animals. Moreover, many of the factors which affect the prices paid for Thoroughbreds are beyond the Company's control. Among these factors are the presence of purchasers who buy for speculative purposes, the apparent attractiveness of Thoroughbred horses to foreign investors, the federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and the size of racing purses.

4. Nature of Thoroughbred Racing Industry. The future success of the Company’s contemplated operations is entirely dependent upon continued governmental acceptance of Thoroughbred racing as a form of legalized gambling. As a form of gambling, Thoroughbred racing could be subjected at any time to restrictive regulation or banned entirely. However, in the opinion of management of the Company, the introduction of off-track betting in various jurisdictions in recent years would tend to indicate that Thoroughbred racing is gaining an even greater governmental acceptance and dependence as a source of revenue. These indications notwithstanding, no assurance can be given that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of Thoroughbred racing and sales.

5. Income Tax Risks. The Company is not intended to be a “tax shelter”. The Company anticipates that the Company may at some time distribute cash to the Members, a portion of which during the operational stage will not be taxable to the Members. The realization of this tax objective cannot be guaranteed. Each Member, together with his tax advisor, should carefully consider all the tax aspects of an investment in the Company.

In the case of noncorporate taxpayers and certain corporations, losses from passive activities such as activities of the Company generally may only be offset against income from passive activities (excluding any portfolio income derived from such activities). If the Company generates losses, the passive activity rules would limit the ability of most Members to use these losses against income which is not from a passive activity. The Company may have interest income from short-term investments of cash, which would be treated as "portfolio income." The Internal Revenue Service ("IRS") may contend that other income of the Company is also portfolio income. In the case of noncorporate taxpayers and certain corporations, losses from the Company attributable to its passive activities (or from other passive activities) cannot offset portfolio income from the Company. Members will be required to pay federal income tax on their allocated share of the Company's profits regardless of whether distributions to Members equal this amount. Consequently, in certain years your tax obligations respecting your investment in the Company may exceed their share of distributions from the Company.

EACH PROSPECTIVE MEMBER SHOULD SEEK THE ADVICE AND CONSULTATION OF ITS PERSONAL TAX ADVISOR WITH REGARD TO THE FEDERAL AND STATE TAX CONSEQUENCES OF BECOMING A MEMBER IN THE COMPANY.

6. Lack of Financial Forecasts. While the Company believes that there is a market for Thoroughbred breeding, training and racing, such a market is highly volatile. The Thoroughbred industry is dependent upon the present and future values of Thoroughbreds and of the Company's Thoroughbreds in particular. There can be no assurance that the Company will be successful in its proposed activity. The expenses incurred may result in operating losses for the Company and there is no assurance that the Company will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the Company. As a result, it is possible that the Members will lose all or a substantial part of their investment in the Company. Additionally, there is no assurance that there will be any cash available for distribution. In addition, cash distributions, if any, to the Members may be less than their distributive share of taxable income and the Members' tax liability could require out-of-pocket expenditures by the Members.

7. Governmental Regulation of the Thoroughbred Racing Industry. The market for Thoroughbreds is dependent upon continued governmental acceptance of Thoroughbred racing as a form of legalized gambling. Thoroughbred racing could be subjected, at any time, to restrictive regulation or banned in its entirety. The value of the Company's Thoroughbreds could be diminished by such regulation or ban. Additionally, governmental restrictions on import or export of the animals due to disease, health conditions, or other conditions could adversely affect the financial position of the Company.

8. Revenues Speculative. The Company's revenue will be dependent upon the Company's ability to purchase a Thoroughbred racehorse capable of earning revenue in terms of purses and/or the subsequent re-selling of the horse(s) or interests in the horse(s). There is no assurance that any horse will be capable of being resold. In the event a horse does not resell, there will be little to no revenue generation and the value of the horse will diminish. Additionally, the risks of a Thoroughbred being injured or rendered disabled due to illness, accident or hereditary factors are always present. Accordingly, there are risks inherent in the racing of Thoroughbred horses, thus making investment in a racing company speculative.

9. Irregular Revenues. The revenues, if any, of the Company may be highly irregular and seasonal. While the Manager will endeavor to sell horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. The consequent variance in the amount or the timing of the Company's distributions, if any, could pose particular risks for Members who seek to transfer their Unit during the term of the Company.

10. Possible Cost Overruns. The expenses associated with maintaining, training and racing Thoroughbreds may increase during the term of the Company. Although the Company's proposed expense projections include these factors, it is possible that these requirements are underestimated and that there will be insufficient funds available to meet actual requirements.

11. Competition. The Thoroughbred breeding and racing industry is highly competitive and speculative. Thoroughbred horse racing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of Thoroughbred horse racing for many years and have substantially greater financial resources than Company. The Company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international and auctions are internationally advertised. The Company will be competing in the purchase and sale of Thoroughbreds with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the Company buys or sells a Thoroughbred may vary dramatically. Market factors, which are beyond the Company's control, will greatly affect the profitability of the Company. Such factors include, but are not limited to, auction prices, private sales, foreign investors, federal income tax treatment of the racing industry and the size of racing purses.

12. Limited Size of Offering. The potential profitability of the Company may be affected by the amount of funds at its disposal. Because of the limited size of this Offering, the Company will have a correspondingly limited ability to provide for unanticipated expenses. As previously indicated, some of the proceeds received on the sale of the Units are intended to be invested in a Thoroughbred racehorse. Once again, the value of a racehorse can vary greatly based on its racing success and physical condition.

13. Reliance and Dependence on Management. The Manager is responsible for the overall management of the Company. All decisions with respect to the operation and business of the Company shall rest with the Manager. The Members will have no right or power to determine the operation and business of the Company. Accordingly, no person should purchase any of the Units offered hereby unless he, she or it is willing to entrust all aspects of the operation and business of the Company to its management.

14. Speculative Objectives. The objectives of the Company must be considered speculative and there can be no assurance that the Company's objectives will be fulfilled.

15. New Venture. Although the principals involved with managing the Company have experience in selecting and managing horses, the Company will be a new venture and as such, the risk of unforeseen problems is critical. The acquisition of a Thoroughbred racing horse might occur shortly after the beginning of this Offering. Such acquisition will require the

Company to immediately incur various expenses, such as the purchase price, commissions, taxes, and transportation and maintenance costs prior to the Closing.

16. Restrictions on Transfer of Interest. Because the Units of the Company have not been registered for sale under the Securities Act, the transfer of the Units purchased hereunder is strictly limited under federal law and applicable state securities laws. The Company shall be invested in illiquid, highly volatile assets, and no ready market for a Unit in the Company is expected to develop. As a result of the foregoing, Members may not be able to liquidate all or any portion of their investment in the Company to meet a personal emergency or in any other circumstances. The Units offered hereby should be considered a long-term investment.

17. Offering Price. The offering price of the Units has been arbitrarily determined by the Company based primarily upon the expected financial requirements and the projected availability of funds from other sources. The offering price of the Units is not necessarily indicative of their value. No assurance can be given that the Units, if transferred, could be sold for the offering price or any other amount. No assurances can be given that the Units can be resold by the Members for the offering price or for any amount.

18. Distributions. There can be no assurance that the Company will realize any profits from operation. Distributions of profits shall be made from time to time as determined by the Manager. The distribution policy of the Company will depend upon its earnings, financial condition, financial requirements, general business conditions, and other factors as are evaluated and determined from time to time by the management of the Company. Thus, even if the Company's proposed operations are successful, there can be no assurance that the Company will make distributions.

19. Withholding. Members who are not residents of California will be required to complete and file Form 3832 with the California Franchise Tax Board (the "Board") consenting to the jurisdiction of the Board in connection with California source income allocated to the Member. The Company will be required to deduct and pay to the Board withholding in the current amount of seven percent (7%) of payments to Members who are not residents of California. Similarly, the Company may be required to withhold and pay to the Internal Revenue Service a portion of payments to Members who are not residents of the United States. Members will be required to file income tax returns in California and with the Internal Revenue Service in order to qualify for refunds, if any, of withholding taxes. In the event distributions or other payments to any Member are subject to withholding taxes in the United States, California or any other jurisdiction, the Member shall be solely responsible for the same and shall indemnify and hold the Manager, the Company and the other Members harmless from and against such taxes and any penalties and interest assessed upon the failure to withhold or pay such taxes.

20. Dilution - Possible Issuance of Additional Units. Should the Company require additional capital, there is a risk that additional Units may be sold. The issuance of additional Units will dilute each Member's proportionate interest.

21. Additional Disclosures. Because this transaction is a crowdfunding offering and not registered under the Securities Act or state securities laws, it has not been reviewed by the

Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE UNITS PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE UNITS, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S OPERATING AGREEMENT THEN IN EFFECT, WHICH MUST BE EXECUTED BY THE INVESTORS AS A CONDITION TO RECEIVING THE UNDERLYING SECURITIES.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

The gross proceeds of the Offering to the Company will be $100,000 if the Minimum Offering Amount is raised and $500,000 if the Maximum Offering Amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the Intermediary's fees, escrow fees, legal fees, accounting fees and management fees will be used by the Company as working capital to purchase, and maintain, thoroughbred race horses for racing at Santa Anita Park, Del Mar and other race tracks. The following table lists the estimated use of proceeds of the Offering if the Minimum Offering Amount and the Maximum Offering Amount are raised.

Use of Proceeds	Approximate % of Minimum Proceeds Raised	Amount if Minimum Raised	Approximate % of Maximum Proceeds Raised	Amount if Maximum Raised
Horses to be Purchased		1		4
Intermediary Fees	6.0%	$6,000	6.0%	$30,000
Estimated Attorneys' Fees	9.0%	$9,000	1.8%	$9,000
Estimated Accounting Fees	5.0%	$5,000	2.0%	$10,000
LRF Mgmt. Fees	10%	$10,000	10%	$50,000
Horse Acquisition Costs	50%	$50,000	60 %	$300,000
Horse Maintenance Fees	20%	$20,000	20.2%	$101,000
Total	100%	$100,000	100%	$500,000

The estimated use of proceeds set forth below illustrate the present expectation of the Company. The Company's use of proceeds may differ materially from the foregoing as a result of changing conditions and as deemed appropriate in the sole and absolute discretion of management. Therefore, the Company and its management reserve broad discretion in the use of proceeds and the right to alter the use of proceeds of this Offering, without notice, in the best interest of the Company.

DESCRIPTION OF BUSINESS

Corporate Background and General Overview

LRF Thoroughbred Fund II, LLC ("Fund") provides investors with the opportunity to own a thoroughbred racehorse inside a partnership managed by one of America's largest thoroughbred syndicates – Little Red Feather Racing ("LRF"). LRF burst onto the national scene in 2004 when its horse Singletary captured the $1,500,000 Breeders' Cup Mile. In 16 years, LRF horses have won 208 races from 1,193 starts (17.5% win) and grossed $2,215,347 in purses (through September 11, 2017).

LRF recently enjoyed the most successful 18 months in its history with 43 wins from 192 starts and over $3,000,000 in gross purses. LRF currently manages stakes winning horses Midnight Storm, Chati's on Top, Bellamentary, Sheer Pleasure and Midnight Miley.

LRF's race statistics are available online through the Thoroughbred Ownerview database:

https://www.ownerview.com/syndicate/o6-1315344/little-red-feather-racing

Business Plan

Using the proceeds from the Offering, LRF will purchase and manage racehorses for the Fund – likely up to four (4) total horses dependent upon the amount raised and the condition of the Thoroughbred market at the time the horses are purchased. The horses will initially run in California, with the potential of also racing in other states such as Kentucky, New York and Florida.

LRF will purchase horses through traditional industry means, including through private purchases, public auction or claiming races. In order to maximize the quantity and quality of racehorses purchased, the Fund may in certain instances purchase less than 100% of a particular horse and own the horse in co-ownership with others. If the Company holds a 50% or less interest in and to any horse, the Manager and/or the Company may not have final control over the racing decisions and overall career of the horse.

Once purchased, the Fund horses will be trained and cared for by respected California-based trainers, including but not limited to Phil D'Amato, Mike Puype, and Richie Baltas. Other trainers may be utilized depending on what LRF deems to be in the best interests of the Fund and the needs of a particular horse. The Fund will not acquire, own or operate the facilities for the boarding and training of its animals and will place its animals at boarding and training facilities owned by third parties. The use of any such facilities will be at the going rate. It is not expected that the Company will breed the horse at any time. However, in the event that the Fund develops an exceptional stallion or mare, the Manager, in its sole discretion, may use such animal for breeding for the benefit of the Fund.

The Fund will have three primary sources of earnings: a) purse earnings from races; b) subsequent sales of Fund horses; or c) the sale of post-racing breeding interests in the Fund horses to third parties. Sale of the horse(s) may be accomplished through sales at public auctions occurring throughout the United States; however, some sales may be affected in private transactions. The Fund may also utilize (and compensate) the services of brokers (known as bloodstock agents) for purposes of both buying and selling the horse in private transactions where appropriate.

It is anticipated that the Fund will directly engage in Thoroughbred horse racing in a variety of states. In certain jurisdictions the Manager will serve as the "responsible person" under the laws of several states in connection with these activities. The Company will run its horse(s) in a variety of races at its discretion, including:

a. "claiming races" in which any horse running may be purchased at a specified "claiming" price which is posted as a condition of entry,

b. "allowance races" in which the weight that each horse will carry is set by the track's racing secretary, making specific allowances in weights for horses with less impressive past performance and saddling better horses with more weight,

c. "weight-for-age races" in which a standard scale of weights is used established by The Jockey Club, which assigns certain weights to horses based upon their age and month of the year, and

d. "stakes races" the most important of Thoroughbred races, in which owners may pay a nomination fee or a series of nominees fees well in advance, and a "starter fee" at the time of the race and in which stakes money raised by these fees are often supplemented by "added money" contributed to the purse by the track and in some cases further supplemented by state breeders' association awards.

The Fund will race under the stable name "Little Red Feather Racing" and all net proceeds from race earnings or other sources of income will be deposited into the Fund's separate bank account.

The Fund plans to commence operations on December 1, 2017 with the goal of dissolving and distributing net proceeds by December 31, 2018. The Fund reserves the right to continue the venture into 2019 and beyond depending on the viability of the racehorses in the stable.

Indebtedness

The Company does not have any indebtedness.

Previous Offerings

The Company has not previously conducted any exempt offerings. In 2016, Little Red Feather Management served as manager of LRF Thoroughbred Fund, LLC: a separate entity that engaged in a similar, but unrelated offering.

MANAGEMENT

Our management team as of November 1, 2017 is as follows:

Name	Position	Dates of Service
Little Red Feather Management, LLC	Manager	Since inception
William Koch	Managing Partner of Manager	Since inception
Gary Fenton	Managing Partner of Manager	Since inception

The Managing Partners of the Manager work part-time for the Company and similar horse racing managed companies. There are no family relationships between any person in management or any other significant employee. During the past five (5) years, none of the persons identified above have been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. The Company has no other employees as of the date of this Offering Statement.

Managing Partners of Manager:

William Koch, Managing Partner. Mr. Koch founded Little Red Feather Racing in 2002 and has over 20 years' experience racing and managing thoroughbred racehorses. LRF started with one horse and in the last 14 years has successfully syndicated over 125 partnerships and managed over 150 racehorses. Mr. Koch is a past board member of the Thoroughbred Owners of California and currently sits on the TOBA board of directors. Mr. Koch has a B.A. in radio and television from Northwestern University.

Gary Fenton, Managing Partner. Mr. Fenton has been Little Red Feather's general counsel since inception and CEO/Managing Partner since 2005. Prior to his equine experience, Mr. Fenton worked as an entertainment attorney for companies such as the William Morris Agency, Artist's Television Group and Cersey Werner Television before transitioning into the equine world. Mr. Fenton has a B.A. in communication and political science from the University of Southern California and a J.D. from UWLA.

Compensation of Management

To date our Managing Partners have not received cash compensation from LRF Thoroughbred Fund, LLC. Upon a successful fund raising, the executive officers will receive a combined 10% of the final raise as a management fee. In addition, the executive officers will receive contingent compensation in an amount equal to a) 10% of all gross purse revenues received from the LLC's racehorses and b) 10% from the gross amount of the subsequent (or partial) sale of any LLC racehorse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The Fund has no prior operating history and therefore has not generated any profits or losses such that it can provide material information regarding existing liquidity, capital resources or historical results of operations.

Going forward, the principal revenue streams for the fund are as follows:

a) purse earnings from races;
b) subsequent sales of Fund horses; and
c) the sale of post-racing breeding interests in the Fund horses to third parties.

The Fund is seeking at least $100,000 and up to $500,000 in funding from this Offering with the goal of buying and racing thoroughbred racehorses at major racetracks. The bulk of the funds raised will be used to purchase horses for the Fund that will be capable of attaining favorable revenue generation through race earnings and sales of the horses or rights in the horses. We do not anticipate having to raise additional funds during at least the next twelve (12) month period; and to the extent we achieve the earnings and sales targets we have projected, the Fund will generate enough cash to fully fund operations for its full term. In the event that we do not timely reach our earnings and sales targets, we may seek additional funding from a combination of short-term and long-term sources.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Little Red Feather Management, LLC[1]	5 Units	100%

1 William Koch and Gary Fenton are Managing Partners of Little Red Feather Management, LLC and, therefore, indirectly have the ability to control the voting of such securities.

DESCRIPTION OF SECURITIES

Voting Right and Status as Minority Holder. The Unit holders (aka Members) shall not have the right individually to take part in the management or control of the business of the Company, nor transact any business in the name of the Company. All management and control of the business will be exercised through the Company's Manager, as described in more detail in the Operating Agreement. Minority Unit holders/Members may have limited ability, if at all, to influence policies or other Company decisions, including governance issues, issuance of additional interest, a sale of the Company or its assets, or transactions with third parties, except in accordance with the terms of the Operating Agreement. The Members will have the right to remove the Manager in accordance with the terms of the Operating Agreement. Additionally, the Members have the right to vote in connection with an amendment of the Operating Agreement.

Distributions. Available Cash Flow (as defined in the Operating Agreement) of the Company shall be distributed to the Members, as and when determined appropriate by the Manager, subject to certain priorities as described in the Operating Agreement.

Liquidation Rights. In the event of liquidation, dissolution or winding up, Unit holders are entitled to share ratably in all of the Company's assets remaining after payment of liabilities.

Absence of Other Rights or Assessments. Unit holders have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable. When issued in accordance with the Operating Agreement and California state law, Units will be fully paid. Notwithstanding the previous sentence, if Cash Flow dictates the need for additional funding, the issuance of additional Units may occur, which will dilute each Member's proportionate interest.

Other Classes of Units. The Company has no other classes of units or interests other than the Units being offered through this Offering.

Additional funds; Dilution. Under the terms of the Operating Agreement, if the Manager determines at any time the Company has an operating deficit, the Manager has the sole authority to obtain the additional funds needed by using the procedures it determines appropriate. Among other methods, the Manager has the right to elect to make a contribution in the amount of all or part of the operating deficit and such contribution will be considered a capital contribution, whereby the Manager will become a Member of the Company, resulting in the dilution of ownership interest of the other Members.

Arbitration. The Operating Agreement requires that any disputes must be settled by arbitration in California. Arbitration may be less favorable than civil proceedings, and California may be more expensive than other locales.

Not a Complete Description. The foregoing description of the Company's securities, as well as references to the terms and provisions of the Company's Operating Agreement, should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which will be available on the Portal or otherwise furnished upon request.

RESTRICTIONS ON TRANSFER

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred to:

(i) the Issuer;

(ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D;

(iii) as part of an offering registered with the SEC; or

(iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the Issuer reasonably believes comes within any of such categories, at the time of the sale of the Securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In addition, there is currently no trading market for the sale of the Securities, and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Manager's prior written consent in accordance with the terms of the Issuer's Operating Agreement.

LEGAL MATTERS

Legal Proceedings

There are no legal proceedings material to the Company's business or financial condition pending and, to the best of the Company's knowledge, there are no such proceedings contemplated or threatened.

Eligibility under Rule 503 of Regulation Crowdfunding

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer, or managing member of any such solicitor:

(1) None of any such persons have been convicted, within ten (10) years (or five (5) years, in the case of the Issuer, any predecessor and affiliated issuer) before the filing of this Offering Statement, of any felony or misdemeanor:

- (i) in connection with the purchase or sale of any security;
- (ii) involving the making of any false filing with the SEC; or
- (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such persons have been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act at the time of filing of this Offering Statement, which restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- (i) in connection with the purchase or sale of any security;
- (ii) involving the making of any false filing with the SEC; or
- (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such persons have been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Offering Statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

(4) None of any such persons have been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) of (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Offering Statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such persons have been subject to any order of the SEC entered within five (5) years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such persons have been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such persons has filed (as a registrant or issuer), and none of any such persons was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five (5) years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an

investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such persons have been subject to a United States Postal Service false representation order entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such persons, at the time of filing this Offering Statement, have been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer have not been and are not party to any transaction since the beginning of Issuer's operations, or any currently proposed transaction, where the amount involved exceeds five (5) percent of the aggregate amount of capital raised by the Issuer in reliance of the 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three (3) years, any promoter of the Issuer; or

(4) any immediate family member of the foregoing persons.

The Company will be subject to various potential conflicts of interest arising out of its relationships with the Manager and its affiliates. In addition, conflicts of interest may arise in view of the fact that the Manager and its affiliates conduct a wide range of activities in the Thoroughbred horse industry independent of the affairs of the Company. Further, in the purchase of any horse or horses for the Company, the Manager may be acting as a dual agent, representing both the Company and the seller in the transaction and/or on-going management of the horse or horses and may secure a fee from the seller for such services. Therefore, the Company may be in competition with the Manager or its affiliates in the racing, purchase and sale of Thoroughbred horses. Under the Operating Agreement, the Manager is not prohibited from engaging in these and similar activities independent of the activities of the Company. Conflicts of interest will be resolved primarily by reference to the Manager's fiduciary obligation to the members of the Company and the members of each affiliate and syndicate to act in good faith and deal fairly with each entity.

PLAN OF DISTRIBUTION

The Company is offering a minimum of 200 Units for $100,000 (the "Target Offering Amount"), and a maximum of 1,000 Units for $500,000 (the "Maximum Offering Amount") on a "best efforts" basis. If the Target Offering Amount is not reached on or before sixty (60) days from the date of activation (the "Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. If the Target Offering Amount has been deposited prior to the end of the Offering Period, the Company may choose to (i) end the Offering prior to such date by providing at least forty-eight (48) hours' notice to investors or (ii) continue on and close the Offering at the end of the Offering Period.

The Company is not selling the Units through commissioned sales agents or underwriters. Persons who desire information about the Offering will be directed to https://www.startengine.com/LRF, a website owned and operated by StartEngine, an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts.

This Offering Statement will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

The startengine.com website will be the exclusive means by which prospective investors may subscribe in this Offering. All interested investors will receive a series of comprehensive educational emails explaining the process and procedures for subscribing in this Offering and "what to expect" on the startengine.com website. The email strategy will be supported with a press release to general and financial media, plus social media posts on the website. During the Offering Period, interested investors will be able to log into the startengine.com website using their credentials (username and password) established during the reservation process, and a button will appear that simply states "Invest" in LRF Thoroughbred Fund, LLC.

Once the "Invest" button is clicked, interested investors will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Interested investors will then begin a user friendly process of establishing their personal and financial identity, selecting the number of Units to be purchased and how payment will be made, and executing subscription agreements. Once complete, all purchasers will be emailed a confirmation.

If the minimum contingency for this Offering is not satisfied or the Offering is otherwise terminated, investor funds will be promptly refunded in accordance with Exchange Act Rule 10b-9.

In order to subscribe to purchase the Units, a prospective investor must complete a subscription agreement and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Part 227.100 of Regulation Crowdfunding under the Securities Act, which provides that in offerings such as this Offering, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed:

- The greater of $2,200 or 5% of the lesser of such investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or

- 10% of the lesser of such investor's annual income or net worth (not to exceed an amount sold of $107,000), if both the annual income and net worth of the investor is $107,000 or more.

A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead.

The investment limitations above do not apply to "accredited investors", as that term is defined in Regulation D, Rule 501 under the Securities Act. An individual is an "accredited investor" if he or she meets on of the following criteria:

- a natural person whose individual net worth, or joint net worth with the undersigned's spouse, excluding the value of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for the foreseeable future (an investor does not need to deduct from his or her net worth the amount of mortgage debt secured by an excluded primary residence except to the extent that the amount of the mortgage liability exceeds the fair value of the residence); or

- a natural person who has individual annual income in excess of $200,000 in each of the two most recent years or joint annual income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

An entity other than a natural person is an accredited investor if it falls within any one of the following categories:

- an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is a self-directed plan whose investment decisions are made solely by accredited investors;

- a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

- a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a "sophisticated person" as described in Rule 506(b)(2)(ii) under Regulation D; or

- certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, and registered investment companies.

The Company has engaged StartEngine to serve as the intermediary through which the Offering will be conducted. StartEngine is a registered intermediary with the SEC. StartEngine charges a flat fee of 6.0% of the total funds raised.

The Company's management is assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest. The Company's management also works with startengine.com in developing the programming to be used for the actual investment process. The Company's management does not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered Securities, except to gather additional information or obtain clarification from persons who have subscribed to purchase Securities on the startengine.com website.

MULTIPLE CLOSINGS

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

HITTING THE TARGET GOAL EARLY & OVERSUBSCRIPTIONS

StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.

Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline

CANCELLING AN INVESTMENT COMMITMENT

Investors may cancel an investment commitment until forty-eight (48) hours prior to the end of the Offering Period. StartEngine will notify investors when the Target Offering Amount has been met. If the Issuer reaches the Target Offering Amount prior to the end of the Offering Period, the Issuer may close the Offering early if it provides notice about the new offering deadline at least forty-eight (48) hours prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Period, the funds will be released to the Fund upon closing of the Offering and the investor will receive the Securities in exchange for his, her or its investment.

If an investor does not reconfirm his, her or its investment commitment after a material change is made to the Offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

MATERIAL CHANGES

Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website no later than March 31 each year. Once posted the annual report may be found on the Company's website at www.littleredfeather.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

FINANCIAL STATEMENTS

LRF THOROUGHBRED FUND II, LLC

FINANCIAL STATEMENTS

AUGUST 31, 2017

Seckendorf Hasson and Reilly, CPA's LLC
Certified Public Accountants

Table of Contents

SECKENDORF HASSON & REILLY CPA'S, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Bruce S. Seckendorf, CPA
David M. Hasson, CPA
Robert P. Reilly, CPA

3000 Marcus Avenue, Suite 3 W 4
Lake Success, New York 11042
(516) 488-8400 Fax: (516) 488-8487

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To The Members
LRF Thoroughbred Fund II, LLC
Los Angeles, CA

We have reviewed the accompanying balance sheet for LRF THOROUGHBRED FUND II, LLC as of August 31, 2017, and related statement of income, statement of changes in equity and statement of cash flows for the period August 30, 2017 thru August 31, 2017. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Seckendorf Hasson and Reilly, CPA's LLC
Seckendorf Hasson and Reilly, CPA's LLC
Certified Public Accountants

August 19, 2017
Lake Success, NY

LRF THOROUGHBRED FUND II, LLC
BALANCE SHEET
AUGUST 31, 2017

ASSETS

Current Assets		
Cash and Cash Equivalents	$ -	
Members' Loan Receivables	2,500	
Total Current Assets		$ 2,500
Property & Equipment		
Horses	-	
Less: Accumulated Depreciation	-	
		-
Other Assets		
Total Other Assets		-
Total Assets		$ 2,500

Liabilities & Members' Equity

Current Liabilities		
Total Current Liabilities		$ -
Other Liabilities		
Total Other Liabilities		-
Total Liabilities		-
Members' Equity		
Members' Capital	2,500	
Total Members' Equity		2,500
Total Liabilities and Members' Equity		$ 2,500

See Accompanying Notes and Independent Accountants' Review Report

LRF THOROUGHBRED FUND II, LLC
STATEMENT OF INCOME
FOR PERIOD AUGUST 30, 2017 (INCEPTION) THRU AUGUST 31, 2017

Revenues		
Net Sales		$ -
		-
Gross Profit		-
Operating Expenses		
Horses Operating Expenses	-	
Selling, General & Administration Expenses	-	
Depreciation & Amortization	-	
Total Operating Expenses		-
Income From Operations		
Other Income (Expense)		
	-	
	-	
	-	
	-	
		-
Total Other Income (Expense)		
Income (Loss) Before Income Taxes		
Income Taxes		
	-	
	-	
	-	
Total Income Taxes		-
Net Income		$ -

See Accompanying Notes and Independent Accountants' Review Report

LRF THOROUGHBRED FUND II, LLC
STATEMENT OF CHANGES IN MEMEBERS' EQUITY
FOR PERIOD ENDING AUGUST 31, 2017

	Members' Capital		Members' Capital
Balance - August 30, 2017	$ -		$
Net Income	-		
Members' Capital Contribution	$ 2,500		$ 2,500
Balance - August 31, 2017	$ 2,500	$ -	$ 2,500

See Accompanying Notes and Independent Accountants' Review Report

LRF THOROUGHBRED FUND II, LLC
STATEMENT OF CASH FLOWS
PERIOD ENDING AUGUST 31, 2017

Cash Flows from Operating Activities:		
Net Income	$	-
Adjustment to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:		
Depreciation & Amortization		-
		-
		-
Net Cash Provided (Used) by Operating Activities	$	-
Cash Flows from Investing Activities:		
Net Cash Provided (Used) by Investing Activities	$	-
Cash Flows from Financing Activites:		
Member Loans	$	(2,500)
Member Capital Contributions	$	2,500
Net Cash Provided (Used) by Financing Activities	$	-
Increase in Cash	$	-
Cash Balance at Beginning of Year	$	-
Cash Balance at End of Year	$	-

See Accompanying Notes and Independent Accountants' Review Report

NOTE A Summary of Significant Accounting Policies

Business Activity

LRF Thoroughbred Fund II, LLC ("LRFTF") was organized on August 30, 2017 under the laws of the State of California. The company has not had any events in the past that have, or to the best knowledge of the Company will or can trigger disqualification.

The principal business of LRFTF is to purchase and manage a minimum of three (3) thoroughbred race horses for racing at top licensed racetracks. LRFTF was just formed and is in the development stage of raising equity capital to execute its business plan.

Income Taxes

The Company has elected to be taxed as a partnership under the provision of the Internal Revenue Code. Under these provisions, the Company does not pay Federal corporate income taxes on its taxable income, and is not allowed a net operating loss carryover or carry back as a deduction. Instead, the members are liable for individual Federal income taxes on their respective shares of the Company's taxable income.

Basis of Accounting

The financial statements have been prepared using generally accepted accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of Financial Statements in conformity with the income tax basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

EXHIBIT B TO FORM C

PROFILE SCREENSHOTS

This offering is not live or open to the public at this moment.


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Investors
$0.00
Raised of $10K - $107K goal
Little Red Feather
Ownership in a thoroughbred racehorse!
Small OPO
Woodland Hills, CA
Sports
Accepting International Investment

OVERVIEW | LRF FUND

BUY A FRACTIONAL SHARE OF A RACEHORSE!

What does that mean?

You purchase X%,
LRF takes care of the rest.

Last year, the Little Red Feather Racing Club created the first ever Racing Partnership through crowdfunding equity under the new Title III laws. AND WE ARE BACK FOR ANOTHER YEAR of exciting thoroughbred racing on the industry's biggest stages. With those funds, we bought stakes horses and won and placed in stakes races, all while growing our team of owners to over 400 people. Our partners who joined us on the last round got a behind the scenes experience into the world of thoroughbred ownership, including saddling the horses in the Paddock, and of course coming into the Winner's Circle.

The LRF Thoroughbred Fund II ("Fund") provides the opportunity for anyone to pursue racehorse ownership! The Fund will be managed by one of America's largest thoroughbred racing clubs – Little Red Feather Racing ("LRF"). LRF burst onto the national scene in 2004 when its horse Singletary captured the $1,500,000 Breeders' Cup Mile. In 15 years, LRF horses have won 223 races from 1,253 starts (18%) and grossed $13,571,540 in purses

Recently, LRF has enjoyed the best 18 months in its history with 43 wins from 192 starts and over $3,000,000 in gross purses. LRF currently manages stakes winners Midnight Storm, Chati's on Top, Bellamentary, Sheer Pleasure, and Midnight Miley.

All LRF Statistics Can Be Found Via The Jockey Club Website **VIEW STATISTICS**


"If you want action, lots of races and lots of fun, the LRF Fund is the partnership for you!"


"Our mission is to crowdfund thoroughbred horses where the participant receives real equity in each racehorse"

THE PLAN | HOW IT WORKS

LRF will manage the Fund and use the final raise to buy up to six (6) thoroughbred racehorses with the intent of racing at Santa Anita Park, Del Mar and around the U.S.A. Each investor will own a pro-rata percentage of the Fund.

Here's an Example:

If the Fund raises $200,000:

LRF will use the proceeds to purchase up to three racehorses (and more if the final raise is higher). LRF will also set aside a suitable reserve to pay expenses and operational costs. LRF will purchase the racehorses through traditional industry means. For example, the horses will be purchased:

- At public auction
- Via a claiming race; or
- Through a private purchase.

With 15 years experience, LRF has the industry networking ability to purchase almost any racehorse that is for sale.

Once purchased, the horses will be trained by one of LRF's trainers and prepare for its first race for the Fund. Investors will be kept intimately abreast of the racing careers of the Fund horses. The hallmark of LRF is its ability to communicate the horse's journey with its investors. This "inside the locker room" communication provides a wealth of knowledge to both people new to ownership and those that have owned before.

LRF will also provide an accounting summary of all activity and, if applicable, make a distribution of available proceeds to the investors.

The Fund initially plans to dissolve by December 31, 2018. However, if the Fund is financially viable, LRF, at its election, may continue the fund into 2019 and beyond.


© BENOIT PHOTO

THE REWARD | THE BENEFITS


Each investor will own a pro-rata percentage of the Fund and accordingly each racehorse owned by the Fund.

Owning a thoroughbred in the "Sport of Kings" is like an admission to an exclusive club. Besides the pro-rata equity in the Fund, we hope (but not guaranteed) to provide investors will the following perks:

Level 1: The LRF Partner Package
$10,000+

This is similar to the traditional LRF partner who receives an "all-access" pass into the world of thoroughbred horse racing.

- Equity in the fund equal to your investment divided by total raise.
- Possible opportunity to apply for a California Owner's License.
- Visit Fund Horses at the barn. • Invitation to watch morning workouts.
- Box Seats to all Fund races.
- Part of Democratic Process of Naming the Horse.
- Join other partners in the Paddock and Winners' Circle (we will mail you the photo!).
- Full LRF Concierge services (eg. access to purchase 2018 Kentucky Derby tickets).
- Participate in a monthly conference call to discuss the Fund's horses.
- Access to box seats for most races.
- Detailed emails regarding each horse's journey, including notification of entries and results.
- Opportunity to purchase winner circle photos of your horses directly from the racetrack.
- Invite to Meet Your Horse's Day at Santa Anita/Photo with your horses.
- Access to purchase Fund apparel.
- Behind the scenes welcome tour at Santa Anita Park (eg visiting starting gate at race time; silks room; watch track announcer call a race).
- Santa Anita Park Wagering ambassador assigned to act as new owner liaison.
- Priority access for clubhouse seating / reservations / food beverage specials at Santa Anita Park.

—

Level 2: The Crowdfunding Package
$500 - $9,999

For the casual fan who wants an inside the locker room look at the world of horse racing:

- Equity in the fund equal to your investment divided by total raise.
- Detailed emails regarding each horse's journey, including notification of entries and results.
- Opportunity to purchase winner circle photos of your horses directly from the racetrack.
- Invite to Meet Your Horse's Day at Santa Anita/Photo with your horses.
- Access to purchase Fund apparel.
- Behind the scenes welcome tour at Santa Anita Park (eg visiting starting gate at race time; silks room; watch track announcer call a race).
- Santa Anita Park Wagering ambassador assigned to act as new owner liaison.
- Priority access for clubhouse seating / reservations / food beverage specials at Santa Anita Park.

***ALL PERKS OCCUR AFTER THE OFFERING IS COMPLETED**





USE OF PROCEEDS | LITTLE RED FEATHER

The gross proceeds of the Offering to the Company will be $00,000 if the Minimum Offering Amount is raised and $1,000,000 is the Maximum Offering Amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, accounting fees and management fees will be used by the Company as working capital to purchase, and maintain thoroughbred racehorses for racing at Santa Anita Park, Del Mar and other top racetracks. The following table lists the estimated use of proceeds of the Offering if the Minimum Offering Amount and the Maximum Offering Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount If Minimum Raised	% of Maximum Proceeds Raised	Amount If Maximum Raised
Total Fundraise	$300,000 Raise		$1,000,000 Raise	
Horses to be Purchased	3 Horses Minimum		6 Horses Minimum	
Intermediary Fees	$15,000	5.00%	$50,000	5.00%
Estimated Attorneys Fees	$10,000	3.33%	$10,000	1.00%
Estimated Accounting Fees	$10,000	3.33%	$10,000	1.00%
LRF Mgmt Fees	$30,000	10.00%	$100,000	10.00%
Horse Acquisition Costs	$150,000	50.00%	$600,000	60.00%
Horse Maintenance Fees	$85,000	28.34%	$230,000	23.00%
Total	$300,000	100%	$1,000,000	100%

The estimated use of proceeds set forth below illustrate the present expectation of the Company. LRF Thoroughbred Fund, LLC will have discretion to alter the use of proceeds as set forth below as Company determines how to best accomplish its objectives.

TRACTION | WHERE WE ARE TODAY


2017 LRF STATISTICS
131
STARTS
17
WIN
18
PLACE
20
SHOW
ITM %
42%
WIN %
13%
$1M
$13,617
AVG / START
$1,783,860
EARNINGS

STATISTICS

Racing Statistics Summary

Year	Starts	Win	Place	Show	Earnings	Win%	ITM%	Avg/Start
2017	131	17	18	20	$1,783,860	13	42	$13,617
2016	145	31	20	15	$2,322,000	22	46	$16,014
2015	117	27	26	9	$1,914,220	24	53	$16,361
2014	111	20	18	14	$895,228	19	47	$8,065
2013	136	21	23	20	$1,076,820	16	48	$7,918
2012	90	9	19	13	$679,305	10	46	$7,548
2011	100	26	11	15	$791,214	26	52	$7,912
2010	104	18	19	15	$727,354	18	50	$6,994
2009	61	9	16	6	$526,302	15	51	$8,628
2008	87	15	14	6	$430,010	18	41	$4,943
2007	57	12	6	4	$306,263	22	39	$5,373
2006	22	4	7	1	$164,060	19	55	$7,457
2005	28	3	2	2	$359,640	11	25	$12,844
2004	25	5	4	5	$1,301,330	20	57	$52,053
2003	36	5	6	8	$318,114	14	53	$8,837
2002	14	2	6	0	$78,500	15	58	$5,607
Total	1264	224	215	153	$13,674,220	18	48	$10,818

BILLY KOCH | MANAGING PARTNER

William Koch, Managing Partner. Mr. Koch founded Little Red Feather Racing in 2002 and has over 20 years experience racing and managing thoroughbred racehorses. LRF started with one horse and in the last 14 years has successfully syndicated over 125 partnerships and managed over 150 racehorses. Mr. Koch is a past board member of the Thoroughbred Owners of California and currently sits on the TOBA board of directors. Mr. Koch has a B.A. in radio and television from Northwestern University.



GARY FENTON | MANAGING PARTNER

Gary Fenton, Managing Partner. Mr. Fenton has been Little Red Feather's general council since inception and CEO/Managing Partner since 2005. Prior to his equine experience, Mr. Fenton worked as an entertainment attorney for companies such as the William Morris Agency, Artist's Television Group and Cersey Werner Television before transitioning into the equine world. Mr. Fenton has a B.A. in communication and political science from the University of Southern California and a J.D. from UWLA.





Mike Puype, Trainer

Campaigned GI winner Turbulent Descent and back-to-back Breeders' Cup winner Mizdirection.

Mike started his career in Arizona, moved through Kentucky, and has become one of the leading trainers in Southern California. Mike is generally known as the hardest working trainer on the backstretch and it pays off in spades with the performance of his horses.



Philip D'Amato, Trainer

Won his first GI in the Shoemaker Mile with Obviously in 2014.

Phil is without question one of the best and brightest young trainers in the business. Phil studied under Del Mar's all-time leading trainer, the late Mike Mitchell, for ten years and is already a force in Southern California. Phil may be quiet and unassuming, but he loves to win races and is as competitive as anyone on the circuit.



Richie Baltas, Trainer

Career Highlights: Captured the 2014 GI Bing Crosby Stakes with former-claimer, Big Macher.

Richie has been going to the races since he was 15. He is generally considered one the very sharpest trainers on the So Cal circuit. Richie is a fiery competitor who hates losing even more than enjoys winning.



Tom McCrocklin, Executive Bloodstock Agent

Career Highlights: Egg Drop, who Tom purchased for $12,500, sold for $1.9M for LRF at Keeneland.

Tom is an animal lover and one of the most knowledgeable horseman in the country. Tom has made a career of finding GI winners like Egg Drop and Potesta for bargain prices. His keen eye and his training techniques (he breaks and trains horses in Florida) receive rave reviews from everyone in the business. Sometimes quirky, more than often genius, Tom is a trusted advisor for LRF.

WHY JOIN? | LITTLE RED FEATHER

- Established in 2002.
- California's largest Racing Club, with over 450 active partners.
- Over 50% of LRF syndicates are made up of previous partners.
- Captured the GI Breeders' Cup Mile with Singletary in 2004.
- Sold GI winner Egg Drop for $1,900,000 at 2014 Keeneland November sale.
- LRF Horses have finished in the money in 38 Stakes races including wins in the: Breeders' Cup Mile (G1); Matriarch (G1); Shoemaker Mile (G1); Oak Tree Mile (G2); Arcadia Handicap (G2); Yellow Ribbon (G2); Goldikova (G2); La Jolla Handicap (G2); Honeymoon (G2); Senorita (G3); SF Breeders' Cup Mile (G3); Irish O'Brien; Solana Beach; Thunder Road; Academy Road; Mademoiselle; Dream of Summer, and the Time to Leave Stakes.

PARTNERSHIP DETAILS | THE FUND

Offering Size: Minimum $200,000; Maximum $1,000,000
Manager: Little Red Feather Racing Management
Min Investment: $500
Subscriptions Closed: 90 days from launch
Fees: 10% initial raise; 10% gross purses or revenue received; 10% subsequent asset sales fee.
Term: Manager will wind-up and liquidate the Fund as soon as practical, but preferably by the end of 2018.
Targeted Return: $0 - $1,000
Reports Annual: K-1
Main Rules: Once an asset is sold or purse monies are earned, funds will be distributed to Fund partners and/or used to acquire additional horses. On or around December 1, 2018, Manager will determine which horses will be sold or kept in racing.



Are there any other management fees or additional compensation paid to the manager?
LRF Thoroughbred Fund, LLC will pay the manager LRF's standard 10%/ 10%/ 10% fee:

- 10% of the initial raise
- 10% of all gross purses earned by the racehorses
- 10% "off the top" of the sale of any racehorse.







How much does it cost the investor per month in expenses?
Nothing.
LRF Thoroughbred Fund, LLC will build in a suitable reserve for each racehorse to pay training and operational costs for a dedicated period. In the event the racehorses do not earn enough to maintain future expenses, the manager has the authority to raise funds by issuing new shares (and diluting current members) to pay further expenses and operational costs. A typical horse costs $50,000 per year in expenses.


This should be the most exciting investment you ever make.

Can I make money?
Of course.
Seriously?
This is a high risk high reward investment. LRF sold a horse at auction for $1,900,000 that originally cost its partners $95,000. LRF has also purchased a horse that unfortunately never ran. With over 150 horses managed the only honest thing we can tell you is your investment will probably fall in between those two scenarios... and you may have the time of your life regardless of the ultimate financial result.

How does the Fund Earn Revenue?
Two ways.
1. Earning purse money by finishing in the top five of a race*; or
2. Being sold (hopefully as a stallion or broodmare).

All purses will be deposited into the Fund bank account and used to pay Fund expenses.
* The breakdown of a purse can be different for each race (and placing in the race). Typically, for a horse that wins a race, the owner will net 48% from the purse. For example, if your horse wins a $100,000 race, the net proceeds to the owner is $48,000.

What race tracks will you run at?
LRF Thoroughbred Fund, LLC horses will likely initially only race in California at Santa Anita Park or Del Mar. Notwithstanding, your horses may run in Kentucky, New York, Florida and other circuits.



How often and what kind of information will I receive about my racehorse?
As mentioned earlier, if you are kept in the dark about what is going on with your horse, how can you enjoy the journey?
Communication is key to a successful ownership experience.
LRF Thoroughbred Club, LLC will email (as often as daily or weekly) pertinent information about the Fund horses and partnership. The hallmark of LRF is its ability to communicate the events of each horse's career with its partners.

What if my Horse Gets Hurt?
Each horse will carry standard equine mortality insurance. Most, if not all, injuries in thoroughbred horse racing that occur do not result in death or cost the owner an amount over $5,000 in added veterinarian expenses. Career ending injuries do happen. However, in most instances the injury only prevents the horse from competing as a thoroughbred racehorse. Many horses go on to second careers as a broodmare or hunter/jumper etc. The manager has extensive experience trying to palce retired horses where they can maintain secondary careers.

Will I Receive Financial Statements?

Of course. The Fund will provide regulatory accounting statements as well as informal income/expense reports showing detailed transactions the Fund.


THANK YOU

Meet the Founders



William Koch

Founder, Managing Partner, Little Red Feather Racing Club

Billy started attending the races with his family before he could walk. He began syndicating horses right out of Northwestern (Go CATS!) back in 1991. When he founded LRF in 2002, he did so on a wing and a prayer, and only his love for the sport to fall back on. Billy is thankful he has a job he loves and grateful to all the LRF partners for providing him with an opportunity to follow his dreams.



Gary Fenton

Founder, Managing Partner

Gary began his career as an entertainment attorney with the William Morris Agency before breaking his parents heart and leaving to run a horse racing business with his childhood friend. Gary grew up in Beverly Hills, California and knows where each newsstand is that carries the Daily Racing Form. He currently serves on the Board of Directors of the Thoroughbred Owners of California. When not at the races, he spends time with his wife Katie and their one-year-old son, Brady (and attends the occasional Los Angeles Kings hockey game).

Offering Summary

Maximum 1,000 membership units ($500,000)

Minimum 200 membership units ($100,000)

Company	LRF Thoroughbred Fund II, LLC
Corporate Address	5950 Canoga Blvd., Suite 510, Woodland Hills, CA 91367
Description of Business	LRF Thoroughbred Fund II, LLC provides investors with the opportunity to own a thoroughbred racehorse inside a partnership managed by one of America's largest thoroughbred syndicates – Little Red Feather Racing.
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$500
Minimum Investment Amount (per investor)	$500

Level 1: The LRF Partner Package

$10,000+

This is similar to the traditional LRF partner who receives an "all-access" pass into the world of thoroughbred horse racing.

- Equity in the fund equal to your investment divided by total raise.
- Possible opportunity to apply for a California Owner's License.
- Visit Fund Horses at the barn. • Invitation to watch morning workouts.
- Box Seats to all Fund races.
- Part of Democratic Process of Naming the Horse.
- Join other partners in the Paddock and Winners' Circle (we will mail you the photo!).
- Full LRF Concierge services (eg. access to purchase 2018 Kentucky Derby tickets).
- Participate in a monthly conference call to discuss the Fund's horses.
- Access to box seats for most races.
- Detailed emails regarding each horse's journey, including notification of entries and results.
- Opportunity to purchase winner circle photos of your horses directly from the racetrack.
- Invite to Meet Your Horse's Day at Santa Anita/Photo with your horses.
- Access to purchase Fund apparel.
- Behind the scenes welcome tour at Santa Anita Park (eg visiting starting gate at race time; silks room; watch track announcer call a race).
- Santa Anita Park Wagering ambassador assigned to act as new owner liaison.
- Priority access for clubhouse seating / reservations / food beverage specials at Santa Anita Park.

Level 2: The Crowdfunding Package

$500 - $9,999

For the casual fan who wants an inside the locker room look at the world of horse racing:

- Equity in the fund equal to your investment divided by total raise.
- Detailed emails regarding each horse's journey, including notification of entries and results.
- Opportunity to purchase winner circle photos of your horses directly from the racetrack.
- Invite to Meet Your Horse's Day at Santa Anita/Photo with your horses.
- Access to purchase Fund apparel.
- Behind the scenes welcome tour at Santa Anita Park (eg visiting starting gate at race time; silks room; watch track announcer call a race).
- Santa Anita Park Wagering ambassador assigned to act as new owner liaison.
- Priority access for clubhouse seating / reservations / food beverage specials at Santa Anita Park.

***ALL PERKS OCCUR AFTER THE OFFERING IS COMPLETED**

Irregular Use of Proceeds

The estimated use of proceeds set forth in the Offering Details present expectation of the Company. The Company's use of proceeds may differ materially from the foregoing as a result of changing conditions and as deemed appropriate in the sole and absolute discretion of management. Therefore, the Company and its management reserve broad discretion in the use of proceeds and the right to alter the use of proceeds of this Offering, without notice, in the best interest of the Company.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT C TO FORM C

VIDEO TRANSCRIPT

0:14 - 0:17 My name is Gary Fenton, the managing partner of Little Red Feather Racing.

0:17 - 0:21 My name's Billy Koch, founder and managing partner of Little Red Feather Racing.

0:21 - 0:28 Together, we're the managing partners of LRF Thoroughbred Fund 2, LLC, which is part of America's premier racing club.

0:28 - 0:33 We've been doing this for over 15 years and are easily the largest racing club in California.

0:34 - 0:44 Last year, for the first time in thoroughbred racing history, we created a racing partnership through crowdfunding equity and raised just under $300,000 from 181 investors.

0:44 - 0:51 Now, we're doing it again. The old model of ownership was one person, maybe two. Our team of owners is now over 400.

0:51 - 0:55 We said before that our investors are our family and our family just keeps getting bigger.

0:55 - 1:01 From the first crowdfunding venture, we bought stakes horses, and even better, won and placed in stakes races.

1:01 - 1:12 Our partners also got behind-the-scenes experience into the world of thoroughbred ownership, including saddling the horses in the Paddock, and of course, joining us in the Winner's Circle. Now, that could be you.

1:13 - 1:19 We provide the only access to first-class thoroughbred ownership for as low as $500 and we want to invite you along for the thrill.

1:20 - 1:26 Many people missed out on the excitement the first time around, and this year, we're hoping to own horses in bigger races, maybe even the Pegasus Cup.

1:26 - 1:37 We've had tremendous feedback from our investor family so far. We're making race horse ownership easy, and most of all, fun. Now, we want to give the crowd another chance to join us.

1:38 - 1:50 "Well, they make you feel like you're just part of their family. We've had about 8 horses with Little Red Feather over the past 6 years and it's been a fabulous experience."

1:51 - 1:57 "It is a great experience I've enjoyed more than just about anything that I can remember."

1:58 - 2:04 "The best part of it is just absolutely the camaraderie and the friends you make as your partners."

2:07 - 2:11 "It's the best way to get started in the sport. This just gets better and better."

2:12 - 2:16 There's no greater feeling than watching your very own race horse cross the finish line as a winner.

2:17 - 2:21 So get ready for the thrill of a lifetime. Join our family, and invest in Little Red Feather today.

EXHIBIT D TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

OF

LRF THOROUGHBRED FUND II, LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

Dated as of September 1, 2017

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN

INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE BEEN ACQUIRED FOR INVESTMENT, AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGER OF THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER, AND/OR THE SUBMISSION TO THE MANAGER OF THE COMPANY OF SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO THE MANAGER TO THE EFFECT THAT ANY SUCH TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS AND ANY RULE OR REGULATION PROMULGATED THEREUNDER.

LRF THOROUGHBRED FUND II, LLC

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

In accordance with the California Revised Uniform Limited Liability Company Act and subject to the Articles of Organization, which were filed on September 1, 2017, with the Secretary of State of California, the member(s) of LRF THOROUGHBRED FUND II, LLC, make the following agreement on and as of September 1, 2017 regarding the conduct of the business and affairs of LRF THOROUGHBRED FUND II, LLC ("LLC").

ARTICLE I.
DEFINITIONS

1.1. ADJUSTED CAPITAL ACCOUNT DEFICIT. "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

1.1.1 increase such Capital Account by any amounts which such Member is obligated to contribute to the LLC (pursuant to the terms of this Agreement or otherwise) or is deemed to be obligated to contribute to the LLC pursuant to Regulations Sections 1.704 2(g)(1) and 1.704-2(i)(5); and

1.1.2 reduce such Capital Account by the amount of the items described in Regulations Sections 1.704 1 (b)(2)(ii)(d)(4), (5) and (6).

1.2. AFFILIATE. "Affiliate" means, when used with reference to a specified Person, (i) the Principal of the Person, (ii) any Person directly or indirectly controlling, controlled by or under common control with such Person, (iii) any Person owning or controlling 10% or more of the outstanding voting interests of such Person, and (iv) any relative or spouse of such Person.

1.3. AGREEMENT. "Agreement" means this Limited Liability Company Operating Agreement, as amended from time to time, as the context requires. Words such as "herein", "hereinafter", "hereto", "hereby" and "hereunder", when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

1.4. APPROVED INVESTOR. "Approved Investor" means a person who is qualified to make its capital contribution to the LLC in accordance with the provisions of the Crowdfunding Regulations.

1.5. ARTICLES OF ORGANIZATION. "Articles of Organization" means the articles of organization filed with the California Secretary of State for the purpose of forming the LLC.

1.6. AVAILABLE CASH FLOW. "Available Cash Flow" means, with respect to any Fiscal Year or other period, the sum of all cash receipts of the LLC from any and all sources, less all cash disbursements (including loan repayments, capital improvements and replacements) and a reasonable allowance for Reserves, contingencies and anticipated obligations as determined by the Manager in his sole and absolute discretion.

1.7. BUSINESS OF THE LLC. "Business of the LLC" shall have the meaning set forth in Section 2.6 hereof.

1.8. CAPITAL ACCOUNT. "Capital Account" of a Member shall have the meaning set forth in Sections 3.4 and 3.5 hereof.

1.9. CAPITAL CONTRIBUTION. "Capital Contribution" shall have the meaning set forth in Article 3 hereof.

1.10. CODE. "Code" means the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of any succeeding law).

1.11. CROWDFUNDING REGULATIONS. "Crowdfunding Regulations" means SEC Release Nos. 33-9974 and 34-76324; File No S7-09-13 all as issued pursuant to Section 4(a)(6) of the Securities Act of 1933.

1.12. DEPRECIATION. "Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery reduction allowable with respect to an asset for such Fiscal Year or other period.

1.13. DISSOLUTION. "Dissolution" means (i) when used with reference to the LLC, the earlier of (a) the date upon which the LLC is terminated under the Statute, or any similar provision enacted in lieu thereof, or (b) the date upon which the LLC ceases to be a going concern, and (ii) when used with reference to any Member, the earlier of (a) the date upon which there is a Dissolution of the LLC or (b) the date upon which such Member's entire interest in the LLC is terminated by means of a distribution or series of distributions by the LLC to such Member.

1.14. ECONOMIC INTEREST. "Economic Interest" means a Person's right to share in the Net Profits, Net Loss or similar items of, and to receive distributions from, the LLC, but does not include any other rights of a Member, including, without limitation, the right to elect or remove the Manager as set forth herein, or, except as provided in Section 9.4, any right to information concerning the business and affairs of the LLC.

1.15. FISCAL YEAR. "Fiscal Year" means the period of January 1 to and including December 31.

1.16. LLC. "LLC" means LRF THOROUGHBRED FUND II, LLC.

1.17. LLC INTEREST. "LLC Interest" or "Interest" means an ownership interest in the LLC, which includes the Economic Interest, the right to elect or remove the Manager, and the right to information concerning the business and affairs of the LLC, as provided in this Agreement and under the Statute.

1.18. LLC LOANS. "LLC Loans" shall refer to any loans or advances made by any Member to the LLC at the Member's option, without obligation to so do, to the extent the LLC does not have sufficient resources (assets, borrowings or otherwise) to meet its LLC obligations. Such LLC Loans shall be arm's length transactions with commercially reasonable interest rates and terms.

1.19. MANAGER. "Manager" means Little Red Feather Management, LLC or any successor elected to manage the LLC pursuant to Section 6.1.4 of this Agreement. At any time that the Members shall have elected to have more than one Manager, all such Persons so elected shall be referred to as the "Managers."

1.20. MEMBER. "Member" means a Person who:

1.20.1 Has been admitted to the LLC as a Member in accordance with the Articles of Organization or this Agreement, or an assignee of an Interest, other than an Economic Interest, who has become a Member pursuant to Article VIII.

1.20.2 Has not resigned, withdrawn or been expelled as a Member or, if other than an individual, been dissolved. Reference to a "Member" shall be to any one of the Members.

1.20.3 For purposes only with respect to determination of rights and obligations of a holder of an Economic Interest, Member shall include the holder of an Economic Interest who is a successor of a Member but not admitted as a Member.

1.21. NET CAPITAL CONTRIBUTIONS. "Net Capital Contributions" means the aggregate of a Member's Capital Contributions over the aggregate distributions theretofore made to or on behalf of such Member pursuant to Section 5.1.

1.22. NET PROFITS AND NET LOSS. "Net Profits" and "Net Loss" mean, for each Fiscal Year or other period, an amount equal to the LLC's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

1.22.1 Any income of the LLC that is exempt from Federal income tax and not otherwise taken into account in computing Net Profits or Net Loss shall be added to such taxable income or loss;

1.22.2 Any expenditures of the LLC described in Code Section 705(b)(2)(B) or Treated as Code Section 705(b)(2)(B) expenditures pursuant to Regulations Section.704 1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Profits or Net Loss shall be subtracted from such taxable income or loss;

1.22.3 Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the fair market value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its fair market value;

1.22.4 In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the subsection hereof entitled "Depreciation"; and

1.22.5 Notwithstanding any other provision of this subsection, any items of income, gain, loss or deduction which are specifically allocated shall not be taken into account in computing Net Profits or Net Loss.

1.23. PERCENTAGE INTEREST. "Percentage Interest" shall mean a Member's LLC Interest or ownership interest in the LLC expressed as a percentage. It equals the aggregate amount of Units that were purchased by a Member divided by the total amount of Units that were purchased by all the Members and set forth in Exhibit A as from time to time amended by the Manager. It is to be understood that Percentage Interest or LLC Interest may vary from time to time with each Member, due to different initial purchase amounts and subsequent acquisitions or sale of fractional Units or LLC Interests.

1.24. PERIOD OF DURATION. "Period of Duration" shall have the meaning set forth in Section 2.5 hereof.

1.25. PERSON. "Person" means an individual, partnership, limited partnership, corporation, trust, estate, association, limited liability company, or other entity, whether domestic or foreign.

1.26. PRINCIPAL. "Principal" means the natural Person which is in ultimate control of a Member.

1.27. PROPERTY. "Property" means all assets of the LLC, both tangible and intangible, or any portion thereof.

1.28. REGULATIONS. "Regulations" means the federal income tax regulations promulgated by the Treasury Department under the Code, as such regulations may be amended from time to time. All references herein to a specific section of the Regulations shall be deemed also to refer to any corresponding provisions of succeeding Regulations.

1.29. RESERVES. "Reserves" means funds set aside from Capital Contributions or gross cash revenues as reserves. Such Reserves shall be maintained in amounts reasonably deemed sufficient by the Manager for working capital and the payment of taxes, insurance, debt service, repairs, replacements renewals, or other costs or expenses incident to the Business of the LLC, or in the alternative, the Dissolution of the LLC.

1.30. SECRETARY OF STATE. "Secretary of State" shall mean the Secretary of State of the State of California.

1.31. STATUTE. "Statute" shall mean the California Revised Uniform Limited Liability Company Act as set forth in Title 2.5 (commencing with Section 17000) of the Corporations Code of the State of California (or any corresponding provision or provisions of any succeeding law).

1.32. SUPERMAJORITY IN INTEREST OF THE MEMBERS. "Supermajority in Interest of the Members," unless otherwise provided in the Agreement, means more than seventy-five percent (75%) of the outstanding Percentage Interests in the Company held by the Members in the current profits of the LLC who are not in default in making any required capital contribution.

1.33. TARGET AMOUNT. "Target Amount" means the amount set forth in Section 3.2 hereof.

1.34. TERMINATION DATE. "Termination Date" means the date set forth in Section 3.2 hereof.

1.35. UNIT. "Unit" shall mean the fractional interest acquired by a Member in the LLC as set forth on Exhibit A as amended from time to time and whether or not the capital contributions or capital accounts are equal after reflecting discounts provided by the LLC.

1.36. VOTE. Except where superseded by another Section of this Agreement, or required by the terms of the Statute, Code or applicable Regulations thereunder, all decisions made by the LLC shall be approved by fifty-one percent (51%) of the votes ("Vote") of the Members who are in good standing and not in default under this Operating Agreement, wherein each Member casts a number of votes equal to the Member's Percentage Interest in the LLC.

ARTICLE II.
INTRODUCTORY MATTERS

2.1. FORMATION OF LLC. The parties have formed the LLC pursuant to the provisions of the Statute by filing the Articles of Organization with the Secretary of State. The LLC shall be managed by the Manager who shall conduct the day to day operations of the LLC.

2.2. NAME. The name of the LLC is "LRF THOROUGHBRED FUND II, LLC." The Members shall operate the Business of the LLC under such name or use such other or additional names as the Members may deem necessary or desirable provided that: (i) no such name shall contain the words "bank," "insurance," "trust," "trustee," "incorporated," "inc.," "corporation," "corp.," or any similar name or variation thereof; (ii) the Members shall have reasonably determined, before use of any such name, that the LLC is entitled to use such name and will not by reason of such use infringe upon any rights of any other Person, or violate any applicable laws or governmental regulations; and (iii) the Manager shall register such name under assumed or fictitious name statutes or similar laws of the states in which the LLC operates and such registration is required.

2.3. PRINCIPAL OFFICE. The LLC shall maintain its principal place of business at 5950 Canoga Blvd. Suite 510, Woodland Hills, CA 91367, or any other location mutually agreed upon by the Members.

2.4. AGENT FOR SERVICE OF PROCESS. The name and address of the LLC's agent for service of process is Bernie Gilhuly, 5950 Canoga Blvd. Suite 510, Woodland Hills, CA 91367.

2.5. PERIOD OF DURATION. The period of duration of the LLC ("Period of Duration") shall be four (4) years, commencing on the date of the filing of the Articles of Organization with the California Secretary of State, unless the LLC is terminated or dissolved sooner, in accordance with the provisions of this Agreement.

2.6. BUSINESS AND PURPOSE OF THE LLC.

(a) The purpose of the LLC is to engage in any lawful activities for which a LLC may be organized under the Statute, including, but not limited to business investments; provided that the LLC shall not conduct any banking, insurance or trust company business.

(b) Attached hereto and incorporated herein by this reference is the following Exhibit, which is modified prior to their execution:

Exhibit A The Signature Pages from the List of Members/Capital Contributions of the Members.

ARTICLE III.
MEMBERS AND CAPITAL CONTRIBUTIONS

3.1. NAMES AND ADDRESSES OF INITIAL MEMBERS. The names and addresses of the initial Members are listed in Exhibit A.

(a) **CAPITAL CONTRIBUTIONS**. The initial Members shall contribute the amounts listed in Exhibit A. As additional members are admitted, the Manager shall revise Exhibit A to reflect the additional members and their capital contributions. The Target Amount is $100,000 and the Target Date is November 30, 2016. In the event the LLC fails to obtain commitments for capital contributions in the aggregate amount equal to or greater than the Target Amount no later than the Target Date, the LLC shall be dissolved and all contributions made to the LLC will be returned and neither the LLC, the Manager, or the Members shall have any further obligation or liability hereunder. In addition, any Member shall be entitled to receive a refund of its capital contributions made to the Company and to be terminated as a Member upon notice given to the Company within 48 hours prior to the Target Date. In the event the Target Amount is reached prior to the Target Date, the LLC shall give the Members notice thereof and each Member shall be entitled to receive a refund within five business days of such notice from the LLC and to be terminated as Member. Refunded contributions shall not bear interest. No person shall be admitted as a Member until its initial contribution has been paid in full.

(b) **ADDITIONAL FUNDS**. In the event the Manager determines that the LLC has had an operating deficit and is unable to continue to conduct its business without additional funds, the Manager shall have authority to obtain the additional funds needed by the LLC using such procedure as the Manager determines to be appropriate, in the Manager's sole and absolute discretion, including the following: (a) electing to make a contribution in the amount of all or part of the deficit to be added to its Capital Account if the Manager is then a Member or as an initial capital contribution and becoming a Member; and (b) obtaining loans for the amount of all or part of the deficit. If additional funds are contributed by the Manager as a Capital Contribution, the respective percentage interests of the Members of the LLC shall be adjusted to reflect the total or respective Capital Contributions of the Manager, and Exhibit A will be revised accordingly.

3.2. LLC CAPITAL; MAXIMUM. No Member shall have the right to withdraw, or receive any return of, its Capital Contribution, and no Capital Contribution may be returned in the form of property other than cash except as specifically provided herein. No person shall be entitled to make a capital contribution in excess of $100,000 or such lesser amount that may be permitted by the Crowdfunding Regulations. The total of all initial and additional contributions shall not exceed $1,000,000 or such lesser amount that results from subtracting the amount of other offerings under the Crowdfunding Regulations by the Manager and its Affiliates within the previous 12 months.

3.3. NO INTEREST ON CAPITAL CONTRIBUTIONS. Except as expressly provided in this Agreement, no Capital Contribution of any Member shall bear any interest or otherwise entitle the contributing Member to any compensation for use of the contributed capital.

3.4. ESTABLISHMENT OF CAPITAL ACCOUNTS. A separate capital account ("Capital Account") shall be maintained for each Member. For book purposes, each Member's Capital Account will be separated into a contribution account and an income (loss) account and will be maintained according to generally accepted accounting principles. Sections 3.6 and 3.7 below describe the appropriate accounting treatment for tax purposes of the Capital Accounts.

3.5. GENERAL RULES FOR ADJUSTMENT OF CAPITAL ACCOUNTS. The Capital Account of each Member shall be:

3.5.1 INCREASES. Increased by:

(1) the amount of money contributed by such Member to the LLC; (2) allocations to such Member of LLC income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Regulation Section 1.704-1 (b) (2) (iv) (g) promulgated under the Code (such regulations referred to as "Regulations"), but excluding income and gain described in Regulation Section 1.704-1 (b) (4) (i);

3.5.2 DECREASES. Decreased by:

(1) the amount of money distributed to such Member by the LLC; (2) allocations to such Member of expenditures of the LLC described in Code Section 705(a) (2) (B); and (4) allocations to such Member of LLC loss and deduction (or items thereof) I including loss and deduction described in Regulation Section 1.704-l(b) (2) (iv)(g), but excluding items described in Regulation Section 1.704-1(b) (4) (i) or Section 1.704-1(b) (4) (iii).

3.6. SPECIAL RULES WITH RESPECT TO CAPITAL ACCOUNTS.

3.6.1 TIME OF ADJUSTMENT FOR CAPITAL CONTRIBUTIONS. For purposes of computing the balance in a Member's Capital Account, no credit shall be given for any Capital Contribution which such Member is to make until such contribution is actually made. "Capital Contribution" refers to the total amount of cash and the agreed fair market value of property (net of liabilities) contributed to the LLC by that Member and any subsequent contributions of cash and the agreed fair market value (net of liabilities) of any other property subsequently contributed to the LLC by that Member.

3.6.2 INTENT TO COMPLY WITH TREASURY REGULATIONS. The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704 1 (b), and shall be interpreted and applied in a manner consistent with such Regulations Section. To the extent such provisions are inconsistent with such Regulations Section or are incomplete with respect thereto, Capital Accounts shall be maintained in accordance with such Regulations Section.

3.7. TRANSFEREE'S CAPITAL ACCOUNT. In the event a Member, or the holder of an Economic Interest, transfers an Interest in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

ARTICLE IV.
ALLOCATION OF PROFITS AND LOSSES

4.1. ALLOCATION OF NET PROFITS AND LOSSES. Except as otherwise provided in this Article 4, Net Profits and Net Losses of the LLC in each Fiscal Year shall be allocated among the Members as follows:

4.2. NET PROFITS. Net Profits shall be allocated among the Members as follows: to each of the Members until the cumulative Net Profits allocated to such Member pursuant to this Section 4.2 is equal to the cumulative Net Loss allocated to the Member pursuant to Section 4.3 for any prior period and thereafter all LLC items of income, gain, or credit for each fiscal year (other than any such item arising from the sale or other disposition of the assets or any part thereof) shall be allocated to all members in accordance with their respective Percentage Interests; and

4.3. NET LOSS. All LLC items of loss or deduction or credit for each fiscal year (other than any such item arising from the sale or other disposition of the assets or any part thereof) shall be allocated to all members in accordance with their respective Percentage Interests; and

4.4. DISPOSITIONS. To the extent the LLC recognizes items of income and gain as a result of a sale or other disposition of the assets or any part thereof which are taxable as ordinary income because they are attributable to recapture of the depreciation deductions allowed or allowable with respect to Section 1245 property or Section 1250 property in accordance with the Code, such ordinary income shall, to the extent possible without increasing the aggregate amount of income and gain allocated to any member in such fiscal year, be allocated among the

Members in the same proportion as the deductions giving rise to such ordinary income were allocable among the Members.

ARTICLE V.
DISTRIBUTIONS

5.1. AVAILABLE CASH FLOW. Available Cash Flow of the LLC shall be distributed to the Members, as and when determined appropriate by the Manager in accordance with the following priority and agreements:

5.1.1 FIRST. Pro rata among the Members, in the ratio of the principal loan balances outstanding, until all of the accrued but unpaid interest on all LLC Loans, if any, has been paid, and then the principal amounts thereof.

5.1.2 SECOND. To the Members, *pari passu*, on a pro rata basis in proportion relative to their Percentage Interests.

ARTICLE VI.
RIGHTS, DUTIES, OBLIGATIONS AND COMPENSATION OF MANAGERS AND OFFICERS

6.1. MANAGER. The LLC shall be managed on a day-to-day basis by the "Manager". The Manager shall have such rights, duties and powers as are specified in this Agreement. No Member shall have the right individually to take part in the management or control of the business of the LLC, nor transact any business in the name of the LLC.

6.1.1 DUTIES OF THE MANAGER. The Manager is the general manager and chief executive officer of the LLC and has general supervision, direction, and control of the business of the LLC. The Manager shall preside at all meetings of the Members. The Manager will manage and conduct the day-to-day affairs of the LLC and will have the ultimate authority affecting the interests of the LLC. The Manager shall have the general powers and duties of management typically vested in the office of president of a corporation.

6.1.2 ELECTION. The Manager shall hold office until the Manager resigns or shall be otherwise disqualified to serve, or the Manager's successor is elected and qualified as specified in Section 6.1.4.

6.1.3 SUBORDINATE OFFICERS. The Manager may appoint a secretary, a chief financial officer, and such other officers of the LLC as the Business of the LLC may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in this Agreement, or as the Members determine.

6.1.4 REMOVAL AND RESIGNATION. The Manager may be removed by a Supermajority in Interest of the Members. The Manager may withdraw upon giving prior notice to the Members. In the event of the removal, withdrawal or the incapacity of the manager, the LLC shall be liquidated and dissolved, unless by a vote of the Supermajority in Interest of the Members, it is decided that the business of the LLC shall continue with the election of a new manager. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. For purposes of this Section 6.1.4, to the extent the Manager is also a Member as a result of making a Capital Contribution under Section 3.1(b), the Manager's respective Percentage Interest shall be included for purposes of calculating a Supermajority in Interest of the Members.

6.1.5 VACANCIES. A vacancy in any office because of death, resignation, disqualification or any other cause shall be filled by the Manager through the appointment of a successor officer who shall hold the office for the unexpired term.

6.2. AUTHORITY OF THE MANAGER. The Manager shall have full, and complete authority and discretion to manage and control the business of the LLC and shall have the authority to make all decisions affecting the business of the LLC, including, without limitation, the right to borrow money and pledge and encumber the assets of the LLC, collect all sums due to and pay all obligations due by the LLC, employ agents, employees, managers, accountants, attorneys, consultants, and other persons as may be necessary, compromise obligations or claims against the LLC, pay all taxes, charges and assessments and just debts of the LLC, enter horses in claiming races and in auction sales, enter into contracts on behalf of the LLC, make tax elections as may be necessary or desirable in its judgment, compromise litigation or claims, engage in arbitration or litigation, create reserves and withdraw funds therefrom, execute documents on behalf of the LLC (including, but not limited to, having power of attorney to execute any and all documents on behalf of any Member who fails to be properly licensed with the applicable state horse racing licensing board), and exercise any and all other powers usual or necessary to carry on all of the business affairs of the LLC.

6.3. CONFLICTS OF INTEREST. The Manager is hereby expressly authorized to enter into agreements with one or more partners, members, shareholders or affiliates of such manager, in connection with LLC's business, provided that such agreements are entered into in good faith and on terms no less favorable to the LLC than if the other party were unrelated and at arm's length and for fair value. In addition, if Manager provides a "credit line" loan to LLC in order to front the capital needed to purchase assets hereunder, Manager may charge interest to LLC as Manager may determine in its own discretion.

The LLC will be subject to various potential conflicts of interest arising out of its relationships with the Manager and its Affiliates. In addition, conflicts of interest may arise in view of the fact that the Manager and its Affiliates conduct a wide range of activities in the Thoroughbred horse industry independent of the affairs of the LLC.

PLEASE BE ADVISED, IN THE PURCHASE OF THE HORSE(S) HEREUNDER, MANAGER MAY BE ACTING AS A DUAL AGENT, REPRESENTING BOTH LLC AND THE SELLER IN THE TRANSACTION AND/OR ONGOING MANAGEMENT OF THE HORSE AND MAY SECURE A FEE FROM SELLER FOR SUCH SERVICES. IN CERTAIN INSTANCES MANAGER MAY ALSO BE THE SELLER.

The LLC may be in competition with the Manager or its Affiliates in the racing, purchase and sale of Thoroughbred horses. This Operating Agreement does not prohibit the Manager or its

Affiliates from engaging in these and similar activities independent or the activities of the LLC. Affiliates of the Manager are currently engaged in these Thoroughbred horseracing, purchase and sale activities. Further, the Manager intends to devote future efforts in sponsoring and managing private limited liability companies and other entities in addition to the LLC to engage in the purchase, sale, training, breeding, racing and leasing of Thoroughbred horses and interests in Thoroughbred horses. The Manager may receive a commission based on the total proceeds generated by the initial funding of the LLC. In addition, if Manager provides a "credit line" loan to LLC in order to front the capital needed to purchase the horse hereunder, Manager may charge an interest rate to LLC as Manager may determine in its own discretion. Notwithstanding the previous sentence, such "credit line" loan interest rates shall be fully disclosed to the Members.

Conflicts of interest may arise between the operation of the LLC and the operations of Manager, existing Affiliates of the Manager as well as entities which may be organized in the future by the Manager. These conflicts may arise in a variety of circumstances, including, among others, determination as to whether a particular horse will be purchased for the account of the LLC or of a particular Affiliate or syndicate and determinations as to the entering of horses owned by the LLC, Affiliates of the Manager or syndicates organized in the future by the Manager, in certain races or at certain race tracks. These conflicts will be resolved primarily by reference to the Manager's fiduciary obligation to the Members of the LLC and the members of each Affiliate and syndicate to act in good faith and to deal fairly with each entity.

This Operating Agreement provides, however, that neither the Manager nor any Affiliate shall be obliged to present any particular investment opportunity to the LLC which comes to its attention.

6.4. INDEPENDENT ACTIVITIES. Notwithstanding the existence of this Agreement, the Manager and each Member may engage in whatever activities such Manager or Member chooses, whether competitive with the LLC or otherwise, without having or incurring any obligation to offer any interest in such activities to the LLC or any other Member. The Manager may engage in any other business activities of the same or similar nature to the business of the LLC. Neither this Agreement nor any activity undertaken pursuant to it shall prevent the Manager from engaging in such activities. As a material part of the consideration for the Manager's execution of this Agreement and the admission of the Members, the Members hereby waive, relinquish and renounce any such right or claim of participation.

6.5. COMPENSATION OF MANAGER. The LLC shall pay to the Manager the following compensation:

(a) A management fee in an amount equal to ten percent (10%) of the initial capital to fund the LLC.

(b) Ten percent (10%) of any gross purse revenues received.

(c) Ten percent (10%) of the gross revenue from the subsequent sale or partial sale of any horse(s).

(d) Manager hereby agrees and acknowledges other than the payments disclosed in 6.5.(a) – (c), Manager shall receive no additional compensation for management services hereunder unless such compensation is disclosed to the Members.

(e) Upon the occurrence of any removal of the Manager pursuant to Section 6.1.4, the LLC shall remain obligated to pay the Manager all compensation as set forth in this Section 6.5.

6.6. COMPENSATION OF MEMBERS. Except as expressly permitted by this Agreement or by any other written agreement, the LLC shall pay no compensation to any Member or any Principal of any Member for their services to the LLC.

6.7. EXPENSE REIMBURSEMENT. The LLC shall reimburse the Manager or any Member for any expense paid by them that properly is to be borne by the LLC, as approved from time to time by the Manager. Such expenses shall include, but are not limited to, out of pocket expenses associated with any horse (i.e. sales expenses, transportation, lodging, reimbursement for email data, video productions, etc.). Such expense reimbursement shall be non-auditable.

6.8. PUBLIC AUCTIONS. Each Member agrees that should any Thoroughbred owned by the LLC be sold at auction, the Manager and any Member may bid for and purchase such Thoroughbred exclusively for its own account and without prior or subsequent notice to any other Member. Each Member agrees that should he not be in a position to determine if it would be appropriate for him to bid at any auction or at what prices he should bid, he will employ at his own expense the services of a third party to advise him in that connection.

6.9. DISCLOSURE AND WAIVER OF CONFLICTS. In connection with the preparation of this Agreement, the Members acknowledge and agree that: (1) the attorney that prepared this Agreement ("Attorney") acted as legal counsel to the LLC and the Initial Manager; (ii) the Members have been advised that the interests of the Members may be opposed to each other and, accordingly, the Attorney's representation of the LLC may not be in the best interests of the Members; and (iii) each of the Members has been advised by the Attorney to retain separate legal counsel. Notwithstanding the foregoing, the Members (i) desire the Attorney to represent the LLC; (ii) acknowledge that they have been advised to retain separate counsel and, if they have not done so, have waived their right to do so; and (iii) jointly and severally forever waive any claim that the Attorney's representation of the LLC and the Initial Manager constitutes a conflict of interest.

ARTICLE VII.
MEMBERS' MEETINGS

7.1. PLACE OF MEETINGS. Meetings of the Members shall be held at the principal office of the LLC, unless some other appropriate and convenient location, either within or without the state where the Articles of Organization were filed, shall be designated for that purpose from time to time by the Manager.

7.2. MEETINGS OF MEMBERS. No annual or regular meetings of the Members are required. At any Members meeting the Manager will appoint a person to preside at the meeting and a person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting which shall be placed in the minute book of the LLC

7.3. SPECIAL MEETINGS. Special meetings of the Members may be called at any time by the Manager or by one or more Members holding in the aggregate more than ten percent (10%) of the Percentage Interests. Upon receipt of a written request, which request may be mailed or delivered personally to the Manager, by any Person entitled to call a special meeting of Members, the Manager shall cause notice to be given to the Members that a meeting will be held at a time requested by the Person or Persons calling the meeting, which time for the meeting shall be not less than ten (10) nor more than sixty (60) days after the receipt of such request. If such notice is not given within 20 days after receipt of such request, the Persons calling the meeting may give notice thereof in the manner provided by this Agreement.

7.4. NOTICE OF MEETINGS. Except as provided for in Section 7.3 for special meetings, notice of meetings shall be given to the Members in writing not less than ten (10) nor more than sixty (60) days before the date of the meeting by the Manager. Notices for regular and special meetings shall be given personally, by mail, or by facsimile, and shall be sent to each Member's last known business address appearing on the books of the LLC. Notices shall be deemed effective on the third day following deposit in the mail or on the day of transmission or delivery if given by facsimile or by hand. Notice of any meeting of Members shall specify the place, the day and the hour of the meeting, and the general nature of the business to be transacted.

7.5. VALIDATION OF MEMBERS' MEETINGS. The transactions of a meeting of Members which was not called or noticed pursuant to the provisions of Section 7.3 or 7.4 shall be valid as though transacted at a meeting duly held after regular call and notice, if Members holding in the aggregate fifty-one percent (51%) or more of the Percentage Interests are present, and if, either before or after the meeting, each of the Members entitled to vote but not present (whether in person or by proxy, as that term is used in the Statute) at the meeting signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the records of the LLC. Attendance shall constitute a waiver of notice, unless objection shall be made.

7.6. ACTIONS WITHOUT A MEETING.

7.6.1 Any action which may be taken at any special meeting of Members may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by Members holding in the aggregate the number of votes equal to or greater than the Vote, unless a lesser vote is provided for by this Agreement or the Statute; provided, however, that any action which by the terms of this Agreement or by the Statute is required to be taken pursuant to a greater vote of the Members may only be taken by a written consent which has been signed by Members holding the requisite number of votes.

7.6.2 Unless the consents of all Members have been given in writing, notice of any approval made by the Members without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval. Any Member giving a written consent may revoke the consent by a writing received by the LLC prior to the time that written consents of Members required to authorize the proposed action have been filed with the LLC. Such revocation is effective upon its receipt by the LLC.

7.7. QUORUM AND EFFECT OF VOTE. Each Member shall have a number of votes equal to the Percentage Interest held by such Member, provided that if, pursuant to the Statute or the terms of this Agreement, a Member is not entitled to vote on a specific matter, then such Member's number of votes and Percentage Interest shall not be considered for purposes of determining whether a quorum is present, or whether approval by Vote of the Members has been obtained, in respect of such specific matter. Members holding an aggregate of fifty-one percent (51%) or more of the Percentage Interests shall constitute a quorum at all meetings of the Members for the transaction of business, and the Vote of Members shall be required to approve any action, unless a greater vote is required or a lesser vote is provided for by this Agreement or by the Statute.

ARTICLE VIII.
RESTRICTIONS ON TRANSFER OR CONVERSION OF LLC INTERESTS, ADDITIONAL CAPITAL CONTRIBUTIONS; ADMISSION OF NEW MEMBERS; MEMBER RESPONSIBILITY TO GET LICENSED

8.1. TRANSFER OR ASSIGNMENT OF MEMBER'S INTEREST. The Interest of each Member and the Economic Interest of a Person who is not a Member constitutes personal property of the Member or Economic Interest holder. Each Member and each Economic Interest holder has no interest in the Property.

8.1.1 A Member's Interest or an Economic Interest may be transferred or assigned only as provided in this Agreement.

8.1.2 No transfer, hypothecation, encumbrance or assignment ("Transfer") of Member's Interest, or any part thereof, in the LLC will be valid without the consent of the Manager, other than the Member proposing to dispose of its Interest, except as provided in Section 8.1.3.

8.1.3 A Transfer of an Economic Interest may be done without the consent of the Manager provided the transfer complies with the Crowdfunding Regulations. Any holder of an Economic Interest shall have no right to participate in the management of the business and affairs of the LLC or to become a Member thereof or have the right to inspect the LLC assets or to receive any reports other than those specified in 9.4 being 9.1.1, 9.1.2, and 9.1.4.

8.1.4 In order to close out the Offering Manager may purchase remaining unsold Units or fractions of Units. If such event occurs, Manager reserves the right to continue selling these Units at the Offering price or at a premium to either the original Members or qualified new Members and such Units will not be subject to any restrictions under this Paragraph 8.

8.2. VOID TRANSFERS. Any Transfer of an Interest which does not satisfy the requirement of Section 8.1 shall only effect a Transfer of an Economic Interest, and the transferring Member shall continue to be obligated under each and every provision of this Agreement.

8.3. ADMISSION OF NEW MEMBERS. Other than as provided in 8.1, no new Member may be admitted into the LLC without the consent of the Manager.

8.3.1 The amount of Capital Contribution which must be made by a new Member shall be determined by the Manager.

8.3.2 A new Member shall not be deemed admitted into the LLC until the Capital Contribution required of such Person shall have been made and such Person has become a party to this Agreement.

8.4 OWNERS LICENSE. In the event a Member is required to be licensed by any applicable racing jurisdiction, each member shall use best efforts to be licensed in a timely fashion. If a Member fails to be licensed in a timely manner, or fails to meet or maintain licensing requirements, the Member shall be subject at the option of the Company, to a forced sale of the Membership LLC Interest at the lesser of the book value or the fair market value of the Member's LLC Interest, as determined by the manager in good faith. Each Member represents and warrants that if not required by an applicable racing jurisdiction to be license, each Member will not seek such license, without the approval of the Manager.

ARTICLE IX.
BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS
MAINTENANCE OF BOOKS AND RECORDS.

9.1. The LLC shall cause books and records of the LLC to be maintained in accordance with generally accepted accounting principles, and shall give reports to the Members in accordance with prudent business practices and the Statute. There shall be kept at the principal office of the LLC, as well as at the office of record of the LLC specified in Section 2.4, if different, the following LLC documents:

9.1.1 A current list of the full name and last known business or residence address of each Member and of each holder of an Economic Interest in the LLC set forth in alphabetical order, together with the Capital Contributions and share in Net Profits and Net Loss of each Member and holder of an Economic Interest;

9.1.2 A current list of the full name and business or residence address of each Manager;

9.1.3 A copy of the Articles of Organization and any amendments thereto, together with any powers of attorney pursuant to which the Articles of Organization and any amendments thereto were executed;

9.1.4 Copies of the LLC's federal, state and local income tax or information returns and reports, if any, for the six most recent Fiscal Years;

9.1.5 A copy of this Agreement and any amendments thereto, together with any powers of attorney pursuant to which this Agreement and any amendments thereto were executed;

9.1.6 Copies of the financial statements of the LLC, if any, for the six most recent Fiscal Years;

9.1.7 The LLC's books and records as they relate to the internal affairs of the LLC for at least the current and past four Fiscal Years;

9.1.8 Originals or copies of all minutes, actions by written consent, consents to action and waivers of notice to Members and Member Votes, actions and consents; and

9.1.9 Any other information required to be maintained by the LLC pursuant to the Statute.

9.2. ANNUAL ACCOUNTING. Within 75 days after the close of each Fiscal Year of the LLC, the LLC shall cause to be prepared and submitted to each Member a balance sheet and income statement for the preceding Fiscal Year of the LLC and Form C and which complies with the certification, review or audit requirements set forth in the Crowdfunding Resolutions.

9.3. INSPECTION AND AUDIT RIGHTS. Each Member and each holder of an Economic Interest in the LLC who is not a Member has the right upon reasonable request, for purposes reasonably related to the interest of that Person, to inspect and copy during normal business hours any of the LLC books and records required to be maintained in accordance with Section 9.1. Such right may be exercised by the Person or by that Person's agent or attorney. Any Member at the Member's expense may require a review and/or audit of the books, records and reports of the LLC. The determination of the Manager as to adjustments to the financial reports, books, records and returns of the LLC, in the absence of fraud or gross negligence, shall be final and binding upon the LLC and all of the Members.

9.4. RIGHTS OF MEMBERS AND NON-MEMBERS. Upon the request of a Member or a holder of an Economic Interest who is not a Member, for purposes reasonably related to the interest of that Person, the Manager shall promptly deliver to the Member or holder of an Economic Interest, at the expense of the LLC, a copy of this Agreement and a copy of the information listed in Sections 9.1.1, 9.1.2 and 9.1.4 of this Agreement.

9.5. BANK ACCOUNTS. The bank accounts of the LLC shall be maintained in such banking institutions as the Manager shall determine.

9.6. TAX MATTERS HANDLED BY MANAGER. Manager will designate a Member to be the "Tax Matters Partner" (as defined in Code section 6231), to represent the LLC (at the LLC's expense) in connection with all examinations of the LLC's affairs by tax authorities, including resulting judicial and administrative proceedings, and to expend LLC funds for professional services and costs associated therewith. In the capacity as "Tax Matters Partner," such designated Member shall oversee the LLC tax affairs in the overall best interests of the LLC.

9.7. FEDERAL INCOME TAX ELECTIONS MADE BY MANAGER. The Manager on behalf of the LLC may make all elections for federal income tax purposes, including but not limited to, the following:

9.7.1 USE OF ACCELERATED DEPRECIATION METHODS. To the extent permitted by applicable law and regulations, the LLC may elect to use an accelerated depreciation method on any depreciable unit of the assets of the LLC; and

9.7.2 ADJUSTMENT OF BASIS OF ASSETS. In case of a transfer of all or part of the Interest of any Member, the LLC may elect, pursuant to code Sections 734, 743, and 754 of the Code to adjust the basis of the assets of the LLC.

9.7.3 ACCOUNTING METHOD. For financial reporting purposes, the books and records of the LLC shall be kept on the cash method (or accrual method if required by the IRS) of accounting applied in a consistent manner and shall reflect all transactions of the LLC and be appropriate and adequate for the purposes of the LLC.

9.8. AUDITS/TAX LIABILITIES. The LLC shall bear all expenses associated with an IRS or state audit of the LLC and any applicable taxes or penalties in connection therein.

9.9. OBLIGATIONS OF MEMBERS TO REPORT ALLOCATIONS. The Members are aware of the income tax consequences of the allocations made by this Agreement and hereby agree to be bound by the provisions of this Section 9.9 in reporting their shares of the LLC income and loss for income tax purposes. The LLC shall not bear any expenses in regards to an IRS or state audit of a Member.

9.10. WITHHOLDING. In the event distributions or other payments to any Member are subject to withholding taxes in the United States, California or any other jurisdiction, the Member shall be solely responsible for the same and shall indemnify and hold the Manager, the LLC and the other Members harmless from and against such taxes and any penalties and interest assessed upon the failure to withhold or pay such taxes.

ARTICLE X.
TERMINATION AND DISSOLUTION

10.1. DISSOLUTION. The LLC shall be dissolved upon the occurrence of any of the following events:

10.1.1 When the Period of Duration of the LLC expires;

10.1.2 The approval of the Manager to dissolve the LLC;

10.1.3 The sale or disposition of all of the LLC main assets [i.e. the sale of the horse(s)].

10.2. STATEMENT OF INTENT TO DISSOLVE. As soon as possible after the occurrence of any of the events specified in Section 10.1 above, the LLC shall execute a Statement of Intent to Dissolve in such form as prescribed by the Secretary of State.

10.3. CONDUCT OF BUSINESS. Upon the filing of the Statement of Intent to Dissolve with the Secretary of State, the LLC shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but the LLC's separate existence shall continue until the Articles of Dissolution have been filed with the Secretary of State or until a decree dissolving the LLC has been entered by a court of competent jurisdiction.

10.4. DISTRIBUTION OF NET PROCEEDS. The Members shall continue to divide Net Profits and Losses and Available Cash Flow during the winding up period in the same manner and the same priorities as provided for in Articles 4 and 5 hereof. The proceeds from the liquidation of Property shall be applied in the following order:

10.4.1 To the payment of creditors, in the order of priority as provided by law, except to Members on account of their contributions;

10.4.2 To the payment of loans or advances that may have been made by any of the Members or their Principals for working capital or other requirements of the LLC;

10.4.3 To the Members in accordance with the positive balances in their Capital Accounts after adjustments for all allocations of Net Profits and Net Loss.

Where the distribution pursuant to this Section 10.4 consists both of cash (or cash equivalents) and noncash assets, the cash (or cash equivalents) shall first be distributed, in a descending order, to fully satisfy each category starting with the most preferred category above. In the case of noncash assets, the distribution values are to be based on the fair market value thereof as determined in good faith by the liquidator, and the shortest maturity portion of such non cash assets (e.g., notes or other indebtedness) shall, to the extent such non cash assets are readily divisible, be distributed, in a descending order, to fully satisfy each category above, starting with the most preferred category.

ARTICLE XI.
INDEMNIFICATION OF THE MEMBERS, MANAGERS, AND THEIR AFFILIATES

11.1. INDEMNIFICATION OF THE MEMBERS AND THEIR PRINCIPALS, The LLC shall indemnify and hold harmless the Members, the Managers, their Affiliates and their respective officers, directors, employees, agents and Principals (individually, an "Indemnitee") from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnitee was involved or may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the Business of the LLC, excluding liabilities resulting from the intentional breach of this agreement or resulting from fraud or gross negligence of the Indemnitee), regardless of whether the Indemnitee continues to be a Member, an Affiliate, or an officer, director, employee, agent or Principal of the Member at the time any such liability or expense is paid or incurred, to the fullest extent permitted by the Statute and all other applicable laws.

11.2. EXPENSES. Expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to Section 11.1 shall, from time to time, be advanced by the LLC prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the LLC of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that such Person is not entitled to be indemnified as authorized in Section 11.1.

11.3. INDEMNIFICATION RIGHTS NON-EXCLUSIVE. The indemnification provided by Section 11.1 shall be in addition to any other rights to which those indemnified may be entitled under any agreement, vote of the Members, as a matter of law or equity or otherwise, both as to action in the Indemnitee's capacity as a Member, as an Affiliate or as an officer, director, employee, agent or Principal of a Member and as to any action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

11.4. ERRORS AND OMISSIONS INSURANCE. The LLC may purchase and maintain insurance, at the LLC's expense, on behalf of the Members and such other Persons as the Members shall determine, against any liability that may be asserted against, or any expense that may be incurred by, such Person in connection with the activities of the LLC and/or the Members' acts or omissions as the Members of the LLC regardless of whether the LLC would have the power to indemnify such Person against such liability under the provisions of this Agreement.

11.5. ASSETS OF THE LLC. Any indemnification under Section 11.1 shall be satisfied solely out of the assets of the LLC. No Member shall be subject to personal liability or required to fund or to cause to be funded any obligation by reason of these indemnification provisions.

11.6. ADDITIONAL INDEMNIFICATION. The LLC shall indemnify and save the organizer harmless for all acts taken by him as organizer of the limited liability, and shall pay all costs and expenses incurred by or imposed upon him as a result of the same, including compensation based upon the usual charges for any time expenditures required of him in pursuit of the defense against any liability arising on the account of acting as organizer or arising on the account of enforcing the indemnification right hereunder, and the limited liability LLC releases him from all liability or any such act as organizer not involving willful or grossly negligent misconduct.

11.7. BARN VISITS. Neither the LLC nor Manager shall be responsible for any personal injuries or property damage suffered by Members, their family and friends in or traveling to or from the barn or farm where horses are kept. The Members agree and acknowledge they will advise their guests of this section, the risks associated with visiting the barn or farm, and that they visit the barn or farm at their own risk.

ARTICLE XII.
ISSUANCE OF LLC CERTIFICATES

12.1. ISSUANCE OF LLC CERTIFICATES. No LLC Certificates shall be issued in the name of each Member.

12.2. TRANSFER OF LLC CERTIFICATES. An LLC Interest which is transferred in accordance with the terms of Section 8.1 of this Agreement shall be transferable on the books of the LLC by the record holder thereof in person or by such record holder's duly authorized attorney.

ARTICLE XIII.
AMENDMENTS

13.1. AMENDMENT, ETC. OF OPERATING AGREEMENT. This Agreement may be adopted, altered, amended, or repealed and a new operating agreement may be adopted by the unanimous vote, approval or consent of all of the Members.

ARTICLE XIV.
MISCELLANEOUS PROVISIONS

14.1. COUNTERPARTS. If necessary, this Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

14.2. SURVIVAL OF RIGHTS. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the Members and the LLC and their respective heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

14.3. SEVERABILITY. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

14.4. NOTIFICATION OR NOTICES. Except for notices to be given under Articles 6 and 7 for purposes of meetings of Managers and meetings of Members, any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if personally delivered, transmitted by facsimile (with mechanical confirmation of transmission), or deposited in the United States mail, registered or certified, postage prepaid, addressed to the parties' addresses set forth below. Notices given in the manner provided for in this Section 14.4 shall be deemed effective on the third day following deposit in the mail or on the day of transmission or delivery if given by facsimile or by hand. Notices must be addressed to the parties hereto at the addresses on Exhibit A hereto, unless the same shall have been changed by notice in accordance herewith.

14.5. CONSTRUCTION. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the Members.

14.6. SECTION HEADINGS. The captions of the Articles or Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

14.7. GOVERNING LAW. This Agreement shall be construed according to the laws of the State of California.

14.8. PRONOUNS AND PLURALS. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

14.9. TIME OF THE ESSENCE. Except as otherwise provided herein, time is of the essence in connection with each and every provision of this Agreement.

14.10. FURTHER ACTIONS. Each of the Members agrees to execute, acknowledge and deliver such additional documents, and take such further actions, as may reasonably be required from time to time to carry out each of the provisions, and the intent, of this Agreement, and every agreement or document relating hereto, or entered into in connection herewith.

14.11. INDEPENDENT ATTORNEY. All Members hereby acknowledge that they have been advised that they need to consult with and seek legal and financial advice of their own independent legal and tax counsel regarding any and all legal and tax issues relating to this Agreement, and each Member acknowledges that he or she has not requested, received, or relied upon any legal, financial, tax, or other advice by the LLC or the Manager in executing this Agreement. All Members hereby acknowledge that they have executed the related subscription agreement based upon discussions and consultations with their own independent counsel.

14.12. ARBITRATION OF DISPUTES. ANY MEMBER HERETO MAY REQUIRE THE ARBITRATION OF ANY DISPUTE ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY RELATED AGREEMENT. SUCH MEMBER MAY INITIATE AND REQUIRE ARBITRATION BY GIVING NOTICE TO THE OTHER PARTIES SPECIFYING THE MATTER TO BE ARBITRATED. IF LEGAL ACTION IS ALREADY PENDING ON ANY MATTER CONCERNING WHICH THE NOTICE IS GIVEN, THE NOTICE SHALL NOT BE EFFECTIVE UNLESS GIVEN BY THE DEFENDANT THEREIN AND GIVEN BEFORE THE EXPIRATION OF 20 DAYS AFTER SERVICE OF PROCESS ON THE PERSON GIVING THE NOTICE. EXCEPT AS PROVIDED TO THE CONTRARY IN THESE PROVISIONS ON ARBITRATION, THE ARBITRATION SHALL BE IN CONFORMITY WITH AND SUBJECT TO APPLICABLE RULES AND PROCEDURES OF THE AMERICAN ARBITRATION ASSOCIATION (OR ANY SUCCESSOR THERETO). IF THE AMERICAN ARBITRATION ASSOCIATION IS NOT THEN IN EXISTENCE AND THERE IS NO SUCCESSOR, OR IF FOR ANY REASON

THE AMERICAN ARBITRATION ASSOCIATION FAILS OR REFUSES TO ACT, THE ARBITRATION SHALL BE IN CONFORMITY WITH AND SUBJECT TO THE PROVISIONS OF APPLICABLE CALIFORNIA STATUTES (IF ANY) RELATING TO ARBITRATION AT THE TIME OF THE NOTICE. THE ARBITRATORS SHALL BE BOUND BY THIS AGREEMENT AND ALL RELATED AGREEMENTS. PLEADINGS IN ANY ACTION PENDING ON THE SAME MATTER SHALL, IF ARBITRATION IS REQUIRED AS AFORESAID, BE DEEMED AMENDED TO LIMIT THE ISSUES TO THOSE CONTEMPLATED BY THE RULES PRESCRIBED ABOVE. EACH MEMBER SHALL PAY THE COSTS OF ARBITRATION, INCLUDING ARBITRATOR'S FEES, AS AWARDED BY THE ARBITRATOR(S). THE NUMBER AND SELECTION OF ARBITRATOR(S) SHALL BE IN ACCORDANCE WITH THE RULES PRESCRIBED ABOVE, EXCEPT THAT (i) EACH ARBITRATOR SELECTED SHALL BE NEUTRAL AND FAMILIAR WITH THE PRINCIPAL SUBJECT MATTER OF THE ISSUES TO BE ARBITRATED, (ii) THE TESTIMONY OF WITNESSES SHALL BE GIVEN UNDER OATH, AND (iii) DEPOSITIONS AND OTHER DISCOVERY MAY BE ORDERED BY THE ARBITRATOR(S).

NOTICE: BY SIGNING THE SUBSCRIPTION AGREEMENT RELATING TO THIS OFFERING YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE ARBITRATION OF DISPUTES' PROVISION DECIDED BY NEUTRAL ARBITRATION AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY SIGNING THE SUBSCRIPTION AGREEMENT YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS SUCH RIGHTS ARE SPECIFICALLY INCLUDED IN THE ARBITRATION OF DISPUTES' PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE APPLICABLE STATE STATUTE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

Little Red Feather Management, LLC

By:______________________

Its: Managing Partner

Exhibit A

LRF THOROUGHBRED FUND II, LLC

Signature Pages of Members
Capital Contributions of Members

Canoga Blvd. Suite 510, Woodland Hills, CA 91367

LRF THOROUGHBRED FUND, LLC OPERATING AGREEMENT

MEMBER SIGNATURE PAGE

By execution below, the Member acknowledges they have carefully read thoroughly the OPERATING AGREEMENT OF LRF THOROUGHBRED FUND, LLC, AND PERSONAL PLACEMENT MEMORANDUM and agrees to be bound by the procedures, provisions, and terms and conditions set out therein.

Manager
Little Red Feather Racing Management, LLC

____
By: Gary Fenton

Member

Little Red Feather Management, LLC

By:________________________________

Its: Managing Partner

Exhibit B

Subscription Agreement

LRF THOROUGHBRED FUND, LLC

5950 Canoga Blvd. Suite 510, Woodland Hills, CA 91367

LRF THOROUGHBRED FUND, LLC

A California LLC

SUBSCRIPTION AGREEMENT
("Subscription Agreement")

The undersigned (the "Purchaser") hereby subscribes to purchase 5.0 Units (the "Units") in LRF THOROUGHBRED FUND, LLC, a California limited liability company (the "Company") in accordance with the provisions contained herein (this "Subscription"). In consideration for such Unit, Purchaser shall pay an amount equal to $2,500.

This Subscription is made with reference to and by execution hereunder the subscriber agrees to be bound by the procedures, provisions, terms and conditions set out in the OPERATING AGREEMENT OF LRF THOROUGHBRED FUND, LLC effective as of September 1, 2017 (the "Agreement") and all documents executed pursuant thereto, all of which are incorporated herein.

Purchaser acknowledges that this Subscription shall not be effective unless and until it is accepted and signed by LITTLE RED FEATHER MANAGEMENT, LLC, in its capacity as the Manager of the Company (the "Manager"), and that this Subscription may be accepted or rejected by Manager in its sole discretion, at any time pursuant hereto. If rejected, the funds tendered by Purchaser will be returned.

1. Termination of Subscription. The offering period for the purchase of the Units will terminate on December 31, 2017. If by December 31, 2017 the Manager in its sole discretion determines to terminate the offering of Units in the Company prior to the admission of Members (as defined in the Agreement) or otherwise rejects this Subscription, this Subscription Agreement shall terminate. Purchaser, the Company and the Manager shall be released from all of their respective obligations hereunder, and all funds paid shall be promptly returned to Purchaser.

2. Operating Agreement. Upon the execution of this Subscription Agreement by the Purchaser and the Manager, and subject to the termination provisions set forth above, Purchaser will become a Member, as defined in the Agreement. By signing below, Purchaser hereby agrees to be bound by the Agreement and all of the terms and conditions thereof and hereby adopts and affirms all of the representations and warranties of the Members set forth in the Agreement.

3. Representations. In addition to those representations and warranties set forth in the Agreement and without limiting the application and scope of the same, the Purchaser makes the following representations, which may be relied upon by the Manager and the Company in accepting the Purchaser's application to purchase the Units:

i. Purchaser has received the Agreement and all of the exhibits and schedules attached thereto, as well as various documents pertaining to LRF

THOROUGHBRED FUND, LLC, has carefully reviewed such documents, and understands and agrees to the terms and conditions and other information set forth therein and herein. If the undersigned is an organization, that it is duly organized, validly existing, and in good standing under the law of its state of organization and that it has the organizational power to execute and agree to this Admission Agreement and to perform its obligations hereunder;

ii. Purchaser has had the opportunity to ask of the Manager, or a person or persons acting on his behalf, any and all relevant questions in connection with any aspect of the Company including, but not limited to, the rights represented by the Units, and has received answers which Purchaser considers to be responsive to such questions. Purchaser has had the opportunity to obtain access to additional information (including documents relevant to the Purchaser's purchase of the Units) that may be relevant or useful for the Purchaser in determining whether to subscribe for the Units pursuant to the terms herein. The undersigned further acknowledges that the membership interests have not been registered under the Securities Act of 1933 or any state securities laws, and may not be resold or transferred by the undersigned without appropriate registration or the availability of an exemption from such requirements

iii. Purchaser is able to bear the economic risk of the investment represented by the Units. The undersigned is a sophisticated and experienced accredited investor capable of making an informed decision as to whether and to what extent to invest in the Company. The undersigned represents either (1) that he or she is a natural person whose individual or joint net worth with a spouse exceeds $1,000,000 excluding the value of my primary residence, or (2) that he or she is a natural person with individual income in excess of $200,000 in both 2013 and 2014, or joint income with his or her spouse in excess of $300,000 in both 2013 and 2014, in each case with the expectation of the same levels of income for 2015, or (3) that it is a preexisting entity all the owners of which satisfy one of the first two requirements.

iv. Purchaser is acquiring the Units for Purchaser's own account for the purpose of investment and not for or with a view to the resale, distribution, subdivision or fractionalization thereof.

v. Purchaser understands that his or her right to transfer the Units will be subject to the restrictions set forth in the Agreement and the further restrictions under applicable state and federal securities laws.

vi. In considering this investment. Purchaser is not relying on any representation, warranty or statement made by the Company, the Manager or any of their agents, employees, advisors, counsels or representatives not specifically referenced herein or in any document attached hereto.

vii. Purchaser acknowledges that LRF THOROUGHBRED FUND, LLC is a start-up company, is at an early stage of development, and that there is no long or short-term proven assurance that the Company will generate a profit. The revenues in the sport of horse racing are not exact and can fluctuate depending on the performance of the horse. There is a certain degree of risk taken when investing in horses. Thus, there is no assurance that the horse purchased by the Members will earn purses. Purchaser further acknowledges that, as a result, Purchaser's ability to show a return on its capital investment is quite speculative. The Company may not generate sufficient racing revenue and sales proceeds which, after payment of operating expenses, will yield an acceptable rate of return. Further, economic or business factors which are beyond the control of the Company may prevent it from operating and generating revenue at a favorable margin.

4. Miscellaneous.

i. This Subscription Agreement is subject to all of the terms and provisions of the Agreement.

ii. Purchaser may not assign any of his or her rights under this Subscription Agreement without the written consent of the Manager.

iii. Purchaser may not cancel, terminate or revoke this Subscription Agreement or any agreement of the Purchaser made herein.

iv. This Subscription Agreement shall be construed in accordance with and governed by the laws of the State of California, without giving effect to conflicts-of-laws rules and principles.

v. This Subscription Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the Purchaser.

vi. If the Purchaser is more than one person, the obligations of the Purchaser shall be joint and several and the representations herein contained shall be deemed to be made by and binding upon each such person and their heirs, executors, administrators, successors and assigns.

vii. All notices or other communications given or made pursuant hereto shall be accomplished in accordance with the notice provisions set forth in the Agreement.

The undersigned hereby represents that the undersigned has read this entire Subscription Agreement, the Agreement, and all exhibits and schedules attached thereto, understands them, and wishes to subscribe for the number of Units indicated below.

COMPANY:

LITTLE RED FEATHER RACING MANAGEMENT, LLC

By: ______________________________

Little Red Feather Racing Management, LLC Manager

PURCHASER:

Name: Little Red Feather Management, LLC

Signature: ______________________________

Title: Managing Partner

Please Complete the Following:

Purchaser:

Name: ________________________________
Age (if individual): ______________________
Date of Formation: ______________________
(if an entity)
Address/Principal
Place of Business: _______________________

Telephone Number:
(Business) __________________________
(Cell) ______________________________
Fax Number: ____________________________
E-mail Address: __________________________

Type of Ownership:
(select one)

___________ Individual Ownership

_________ Corporation

_________ Partnership Limited/General

__________ Trust (Signature of trustee required --include a copy of the trust agreement)

___________ Community Property

___________ Tenants in common (Signature of both or all parties required)

___________ Joint Tenants with Right of Survivorship (Signatures of both or all parties required)